ORIGINAL

12025997

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

Date of Report: November 20, 2012

Commission File No.: 001-33514

TRANSITION THERAPEUTICS INC.

101 College Street, Suite 220, Toronto, Ontario, Canada M5G 1L7
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☒ No ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

A copy of the Registrant's Annual Report to shareholders for the fiscal year ended June 30, 2012 is furnished herewith but is not incorporated by reference into any other documents.

EXHIBITS

The following information is furnished to the SEC.

Exhibit No.	Document
(1)	Annual Report to shareholders for the fiscal year ended June 30, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANSITION THERAPEUTICS INC.

Date: November 20, 2012

By: /s/ N. Rusaw-George
Name: Nicole Rusaw-George
Title: Chief Financial Officer

EXHIBIT 1

ORRICK

ORRICK, HERRINGTON & SUTCLIFFE LLP
THE ORRICK BUILDING
405 HOWARD STREET
SAN FRANCISCO, CALIFORNIA 94105-2669

tel +1-415-773-5700
fax +1-415-773-5759

WWW.ORRICK.COM

November 20, 2012

VIA FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Transition Therapeutics Inc. Form 6-K (File No. 001-33514)

Ladies and Gentlemen:

On behalf of Transition Therapeutics, Inc., pursuant to Rule 101(b)(1) of Regulation S-T, enclosed are eight copies of the Form 6-K of Transition Therapeutics Inc. attaching Transition's 2012 Annual Report to shareholders.

If you have any questions, please contact me at (415) 773-5511.

Very truly yours,

Lynne T. Hirata

Lynne T. Hirata

Enclosures

cc: Nicole George (via email)
Brett Cooper, Esq. (via email)

TRANSITION

TECHNOLOGY UPDATE OCTOBER 2012

THERAPEUTICS

ALZHEIMER'S DISEASE

PHASE III READY

Dual Mechanism of Action of **ELND005** (*scyllo*-inositol)

Reduces neuropsychiatric symptoms and decline in cognition and function associated with Alzheimer's disease

BIPOLAR DISORDER

PHASE II ONGOING

Mood Stabilizing Effects of **ELND005**

Ongoing clinical study involving approximately 400 patients with Bipolar I Disorder

TYPE 2 DIABETES / OBESITY

PHASE Ib ONGOING

Next Generation Diabetes Therapy **TT401**

Provides effective glucose control and additional clinical benefits including reduction in body weight



TTHI on NASDAQ and **TTH** on TMX

ELNDoo5 for Alzheimer's Disease

THE POTENTIAL OF ALTERING THE COURSE OF ALZHEIMER'S DISEASE

With unique pharmacological properties, ELNDoo5 has the potential to be an oral drug that can address both neuropsychiatric changes and cognitive declines associated with Alzheimer's.


DUAL MECHANISM OF ELND005
Aβ fibrils
1 Breaks down Aβ fibrils
ELND005
Clearance of Aβ
2 Decreases *myo*-inositol levels in the brain
myo-Inositol

Alzheimer's disease (AD) is a degenerative brain disease that affects over 5 million people over the age of 60 in the U.S. alone. The disease destroys neurons in the brain, debilitating the cognitive and functional processes as well as leading to neuro-psychiatric disturbances. Unfortunately, no effective treatments are available today to stem the progression of AD.

ELND005 is a small molecule compound that is taken orally and uniquely provides a dual mechanism of action to address changes in cognition, function and neuropsychiatric outcomes. A Phase II study in mild to moderate AD patients provides the key data supporting the use of ELND005 in AD. The study showed that (i) ELND005 significantly reduced the incidence of new neuropsychiatric symptoms in mild and moderate AD patients and (ii) a pre-specified sub-analysis of mild AD patients showed encouraging trends of efficacy on cognitive and functional endpoints.

ELND005's dual approach to AD also aligns with its effect on two distinct mechanisms of action. The Phase II AD study demonstrated ELND005 treatment was associated with a reduction in *myo*-inositol in the brain, an effect that is shared by other approved neuropsychiatric drugs such as lithium and valproic acid. In addition, ELND005 led to reductions in the level of beta amyloid and tau in the cerebrospinal fluid, illustrating target engagement of the amyloid mechanism of AD.

Elan, Transition's licensing partner, has full control and responsibility for the development of ELND005. The Phase II clinical study data supports the commencement of pivotal studies in AD. Elan plans to announce a clinical study in a second disease indication in addition to bipolar disorder.

KEY FINDINGS FROM ELND005 PHASE II STUDY

- Reduction in cognitive and functional decline in mild AD population
- Reduction in emergence of new neuropsychiatric symptoms (incl. depression, anxiety)
- Evidence of target engagement (CSF) and neuronal protection
- Acceptable safety and tolerability profile in humans
- Oral drug that crosses the blood-brain-barrier
- Supports Phase III development in AD


ELND005 reduces emergence of at least two new NPS* in mild/moderate AD patients during the 78-week treatment period
% Patients
80
60
40
20
0
72%
p=0.033
55%
Placebo (N=79)
ELND005 (N=82)

* Neuropsychiatric symptom


NTB*
(Co-primary endpoint for cognition)
LS mean change
0.4
0.2
0.0
-0.2
-0.4
-0.6
ELND005 (n=24)
Placebo (n=22)
p=0.007
Drug effect > 100%
BL 12 24 48 78
Study week

* Neuropsychological Test Battery


ADCS-ADL*
(Co-primary endpoint for function)
LS mean change
3
0
-3
-6
-9
-12
ELND005 (n=24)
Placebo (n=22)
NS
Drug effect = 31%
BL 12 24 48 78
Study week

* AD Cooperative Study - Activities of Daily Living

TRANSITION THERAPEUTICS INC.
2012 YEAR-END FINANCIAL REPORT

LETTER TO SHAREHOLDERS

Dear Shareholders,

This year has been highlighted by the development of our leading drug candidate, TT-401, and the advancement of our out-licensed drug candidate, ELND005, to produce multiple value creation catalysts in fiscal 2013. These catalysts include the recent initiation of an ELND005 Phase 2 study for the treatment of bipolar disorder, ongoing preparations to advance ELND005 into clinical trials in a second disease indication, and lastly proof of concept data with TT-401 in type 2 diabetes and obesity. In parallel, milestone payments associated with these positive developments will strengthen Transition's financial position into the future. Going forward, the Company will continue to focus on advancing our leading drug candidates, in-license opportunities for new growth, and ensure the company has sufficient funds to realize maximum value from our lead programs and partnerships.

ELND005

During 2012, Elan has organized multiple scientific presentations of the ELND005 Phase 2 data at neurology based meetings both in North America and Europe. The data presented focused on (i) statistically significant reductions in new neuropsychiatric symptoms for mild and moderate Alzheimer's Disease (AD) patients and (ii) the pre-specified subgroup analysis showing encouraging trends of efficacy on cognitive and functional endpoints for mild AD patients.

The beneficial neuropsychiatric findings observed in the Phase 2 AD study with ELND005 have broadened the potential therapeutic use and potential target patient populations for ELND005. Treatment with ELND005 resulted in a statistically significant reduction in the emergence of new neuropsychiatric symptoms. These changes were particularly evidenced in the emergence of depression and anxiety, two common neuropsychiatric symptoms associated with AD. Biologically, ELND005 treatment was also associated with reductions in myo-inositol levels in the brain, a mechanism of action common to other neuropsychiatric drugs including lithium and valproic acid. As a consequence of these findings and consultation with clinical experts, Elan announced the initiation of a Phase 2 study of ELND005 in 400 bipolar disorder patients in August 2012. The bipolar Phase 2 study will be a placebo-controlled, safety and efficacy study of oral ELND005 as an adjunctive maintenance treatment in patients with Bipolar I Disorder. The primary endpoint will be the time to recurrence of any mood episodes. Bipolar disorder is a significant mental illness affecting nearly 3.5 million people in the US and EU and is associated with increased cardiovascular morbidity and suicide risk.

In addition to bipolar disorder, Elan has stated publicly that they plan to announce a second clinical study with ELND005 in a separate neuropsychiatric or symptomatic disease indication in calendar Q4 2012. As well, Elan continues to prepare and evaluate the development of ELND005 for the treatment of mild AD patients. The dosing, clinical endpoints and patient population in the Phase 3 protocol has received support from the FDA and EMEA. The Phase 2 study of ELND005 in mild to moderate AD patients provides important data to support a potential dual mechanism of action in AD, namely reducing neuropsychiatric symptoms in mild and moderate AD patients and improving cognition and function for those with mild AD. We believe that these properties of ELND005 combined with clinical benefits, biomarker changes and safety profile observed in the Phase 2 study provide sufficient support to advance ELND005 into a Phase 3 trial.

TT-401

Glucagon-Like-Peptide-1 (GLP-1) analogs are a fast growing segment of the diabetes therapeutic market. The next generation of GLP-1 analogues being developed will continue to focus on providing lower blood glucose levels, improved safety and tolerability, and provide additional benefits such as increased weight loss. Transition, in partnership with Lilly, is focused on the development of the next generation GLP-1 analog, TT-401, a drug candidate acting as a dual agonist of both GLP-1 and a second therapeutic target. The dual mechanism of action aims to lower blood glucose while also reducing weight and improving lipid profiles.

LETTER TO SHAREHOLDERS

In 2012, Phase 1 clinical studies, as well as Phase 2-enabling non-clinical studies were underway together with manufacturing campaigns to provide enough drug product for studies through Phase 2 clinical development. In June 2012, we announced the completion of the single ascending dose study of TT-401 in 48 obese subjects. TT-401 demonstrated an acceptable safety and tolerability profile in obese subjects in the study. TT-401 exhibited the expected pharmacological effect on glucose and pharmacodynamic biomarkers at doses that were safe and tolerable. The pharmacokinetic profile, assessed over 28 days, demonstrated a half-life consistent with once-weekly dosing. With the study having met expectations, Transition and its development partner, Lilly, jointly decided that the next development step will be a multiple ascending dose study of TT-401 in obese subjects with type 2 diabetes. This proof-of-concept study is underway and we expect to report results in the first half of calendar 2013. At that time should Lilly wish to retain rights to TT-401 Transition will receive a US$7 million milestone payment, and will be eligible for additional milestone payments and royalties. Should Lilly decide not to take up their option Transition will assume all rights to the development and commercialization of TT-401.

LOOKING AHEAD

Fiscal 2013 has the potential to be an inflection point of value for the Company. A significant commitment by Elan to the development of ELND005 for bipolar disorder and AD can begin the process of restoring the full value and potential of ELND005. In addition, proof of concept data with TT-401 in obese diabetics can allow value to properly be ascribed to this technology on its own merit. Positive outcomes from these events will also trigger milestone payments to Transition such as the recent US$11 million that the Company will receive as a result of the bipolar clinical study initiation. Building on this development pipeline, Transition will continue its efforts to both identify a partner for the development of TT-301 and look to in-license a new drug candidate for development.

I would like to take this opportunity to thank our employees and our Board of Directors and scientific advisors for their contribution. Transition's programs are well-positioned for growth and advancement in 2013. We look forward to reporting on these events over the next year and thank our shareholders for their commitment, continued support and confidence.

Tony Cruz
Chief Executive Officer
Transition Therapeutics Inc.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following is a discussion and analysis of the operating results and financial position of Transition Therapeutics Inc. for the year ended June 30, 2012. This document should be read in conjunction with the Company's audited consolidated financial statements and the accompanying notes, which have been prepared in accordance with International Financial Reporting Standards (IFRS). This Management's Discussion and Analysis ("MD&A") provides a review of the performance of the Company for the year ended June 30, 2012 as compared to the year ended June 30, 2011. This review was performed by management with information available as of September 7, 2012.

Where "we", "us", "our", "Transition" or the "Company" is used, it is referring to Transition Therapeutics Inc. and its wholly-owned subsidiaries, unless otherwise indicated. All amounts are in Canadian dollars, unless otherwise indicated.

Additional information relating to the Company, including the Company's most recently filed Annual Information Form, can be found on SEDAR at www.sedar.com.

CAUTION REGARDING FORWARD LOOKING STATEMENTS

This MD&A contains certain forward looking statements within the meaning of applicable securities laws. Forward looking information typically contains statements with words such as "anticipate", "believe", "expect", "plan", "estimate", "intend", "may" or similar words suggesting future outcomes. Forward-looking statements in this MD&A include, but are not limited to statements with respect to: the clinical study phases of the Company's product candidates which the Company expects to complete in fiscal 2013 and beyond; the ability of the Company's business model to maximize shareholder returns; the potential for ELND005 (AZD-103) to slow the progression of Alzheimer's disease and improve symptoms; the potential for ELND005 (AZD-103) to be an adjunctive maintenance treatment in patients with Bipolar Disorder; the timing and manner of future clinical development of ELND005 (AZD-103) performed by Elan Pharma International Limited ("Elan"); the global population size of those affected by Alzheimer's disease; the demand for a product that can slow or reverse the progression of Alzheimer's disease; the demand for a product that can reduce the occurrence of mood episodes in patients with Bipolar Disorder; the potential clinical benefit of ELND005 (AZD-103) in the treatment of bipolar disorder or other disease indications; the potential clinical benefit of the anti-inflammatory compounds TT-301 and TT-302; the intention of the Company to seek a partnership for the development of TT-301 and TT-302; the development of TT-401 and the series of preclinical compounds in-licensed from Eli Lilly and Company ("Lilly") and their potential benefit in type 2 diabetes patients; the engagement of third party manufacturers to produce the Company's drug substances and products; the intention of the Company to make collaborative arrangements for the marketing and distribution of its products and the impact of human capital on the growth and success of the Company.

This forward-looking information is subject to various risks and uncertainties, including those discussed below, that could cause actual results and experience to differ materially from the anticipated results or other expectations expressed. Readers are cautioned not to place undue reliance on this forward-looking information, which is provided as of the date of this MD&A unless otherwise stated, and the Company will not undertake any obligation to publicly update or revise any forward-looking information, whether as a result of new information, future events, or otherwise, except as required by securities laws.

Some of the assumptions, risks and factors which could cause future outcomes to differ materially from those set forth in the forward-looking information include, but are not limited to: (i) the assumption that the Company will be able to obtain sufficient and suitable financing to support operations, clinical trials and commercialization of products, (ii) the risk that the Company may not be able to capitalize on partnering and acquisition opportunities, (iii) the assumption that the Company will obtain favourable clinical trial results in the expected timeframe, (iv) the assumption that the

Company will be able to adequately protect proprietary information and technology from competitors, (v) the risks relating to the uncertainties of the regulatory approval process, (vi) the impact of competitive products and pricing and the assumption that the Company will be able to compete in the targeted markets, and (vii) the risk that the Company may be unable to retain key personnel or maintain third party relationships, including relationships with key collaborators.

By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections or other forward-looking statements will not occur. Prospective investors should carefully consider the information contained under the heading "RISKS AND UNCERTAINTIES" in this MD&A before making investment decisions with regard to the securities of the Company.

OVERVIEW

Transition is a product-focused biopharmaceutical company, developing novel therapeutics for disease indications with large markets. The Company's lead product is ELND005 (AZD-103) for the treatment of Alzheimer's disease and Bipolar Disorder. Transition has also in-licensed a series of compounds (TT-401/402) from Lilly in the area of diabetes. Transition also has an emerging pipeline of innovative preclinical and clinical drug candidates targeting anti-inflammatory and metabolic indications. TT-301 and TT-302 are small molecule anti-inflammatory compounds that have demonstrated efficacy in preclinical models of rheumatoid arthritis, Alzheimer's disease, intracerebral hemorrhage ("ICH") traumatic brain injury ("TBI") and neuropathic pain.

During fiscal 2012 and up to the date of this MD&A, the Company announced the following:

ELND005 (AZD-103):

- ***On July 15, 2011, Transition announced that ELND005 (AZD-103) Phase II clinical trial data would be presented at the International Conference of Alzheimer's Disease (ICAD) meeting on July 18, 2011;***
- ***On September 27, 2011, Transition announced that Phase II clinical study data of ELND005 (AZD-103) in mild to moderate Alzheimer's disease has been published in the peer-reviewed journal, Neurology.*** The Neurology article is entitled "A Phase II randomized trial of ELND005, scyllo-inositol, in mild-moderate Alzheimer's disease";
- ***On April 26, 2012, Transition announced that three ELND005 poster presentations were presented at the American Academy of Neurology.*** These presentations described responder analyses and characteristics, along with findings on the effect of ELND005 on the emergence of neuropsychiatric symptoms;
- ***On May 14, 2012, Transition announced that a mini symposium entitled "The Emerging Clinical Profile of Oral Scyllo-inositol (ELND005) in Alzheimer's Disease: A Dual Mechanism of Action"*** was presented at the 12th International Stockholm/Springfield Symposium on Advances in Alzheimer Therapies;
- ***On August 30, 2012, Transition announced that their licensing partner Elan had dosed the first patient in a Phase 2 clinical study of ELND005 in Bipolar Disorder.*** The study is a placebo-controlled, safety and efficacy study of oral ELND005 as an adjunctive maintenance treatment in patients with Bipolar 1 Disorder to delay the time to occurrence of mood episodes. As the first patient has been dosed in the study, Transition will receive a milestone payment of US$11million from Elan.

TT-401:

- ***On December 12, 2011, Transition announced that the first patient has been dosed in a Phase I clinical study of type 2 diabetes drug candidate, TT-401.*** TT-401 is a once-weekly administered peptide being studied for its potential to lower blood glucose levels in patients with type 2 diabetes and accompanying obesity;
- ***On June 18, 2012, Transition announced the results of the Phase I clinical study of type 2 diabetes drug candidate, TT-401.*** The Phase 1, double-blind, placebo-controlled randomized study enrolled 48 non-diabetic obese subjects in six cohorts evaluating six escalating subcutaneous single doses of TT-401. TT-401 demonstrated an acceptable safety and tolerability profile in non-diabetic obese subjects in the study. TT-401 exhibited the expected pharmacological effect on glucose and pharmacodynamic biomarkers at doses that were safe and tolerable. The pharmacokinetic profile, assessed over 28 days, demonstrated a half-life consistent with once-weekly dosing.

Corporate Developments:

- ***On November 22, 2011, Transition Therapeutics announced a US$5 million private placement. Under the non-brokered private placement,*** Transition issued 3,703,703 common shares at a price of US$1.35 for gross proceeds of approximately US$5,000,000.

STRATEGIC COLLABORATIONS

Elan Pharma International Limited

In September 2006, Transition announced a global collaboration with Elan to develop and commercialize ELND005 (AZD-103). Under the terms of the agreement, Transition has received an up-front payment of US$15 million in two separate tranches. On December 21, 2007, the Company and Elan jointly announced that the first patient had been dosed in the Phase II clinical study of ELND005 (AZD-103). As a result, the Company received a US$5 million milestone payment, which was triggered by the initiation of the Phase II clinical trial.

Under the original terms of the agreement, the Company received up-front payments of US$15 million: US$7.5 million in calendar 2006 and the remaining US$7.5 million in calendar 2007. In addition, the Company was eligible to receive milestone payments of up to US$185 million of which US$5 million was received during fiscal 2008.

On December 27, 2010, Transition and Elan mutually agreed to modify their collaboration agreement for the development and commercialization of ELND005 (AZD-103). Under the terms of the modification, in lieu of the contractually required initiation of Phase III milestone payment of US$15 million, Transition received from Elan a payment of US$9 million and will be eligible to receive a US$11 million payment upon the commencement of the next ELND005 (AZD-103) clinical trial. As per the terms of the original agreement, Transition is also eligible to receive up to an aggregate of US$93 million in additional regulatory and commercial launch related milestone payments plus tiered royalties ranging from 8% to 15% based on net sales of ELND005 (AZD-103) should the drug receive the necessary regulatory approvals for commercialization. During the three-month period ended December 31, 2010, the Company recorded $8,951,400 (US$9,000,000) as revenue relating to the modification of the Agreement. The payment of US$9 million was received in January, 2011.

As the agreement is now a royalty arrangement, Transition is no longer obligated to fund the development or commercialization of ELND005 (AZD-103) and has relinquished its 30% ownership of ELND005 (AZD-103) to Elan. The Company has recognized $20,719,750 (US$20,000,000) as revenue which represents the total of up-front and milestone payments received from Elan since the initiation of the agreement.

MANAGEMENT'S DISCUSSION AND ANALYSIS

On August 29, 2012, Transition's licensing partner Elan announced dosing of the first patient in a Phase 2 trial of ELND005 in Bipolar 1 Disorder. Under the terms of the amended agreement, Transition will now receive the US$11million payment due upon the commencement of the next ELND005 (AZD-103) clinical trial. The Company expects to receive the US$11million during the three-month period ending September 30, 2012 and the amount will be recognized as revenue upon receipt.

Eli Lilly and Company

On March 3, 2010, Transition and Lilly entered into a licensing and collaboration agreement granting Transition the rights to a series of preclinical compounds in the area of diabetes. Under the licensing and collaboration agreement, Transition will receive exclusive worldwide rights to develop and potentially commercialize a class of compounds that, in preclinical models, showed potential to provide glycemic control and other beneficial effects including weight loss.

Under the terms of the agreement, Lilly received an up-front payment of US$1 million and will retain the option to reacquire the rights to the compounds at a later date. Lilly will retain this option up until the end of Phase II. If Lilly exercises these rights, Transition would be eligible to receive milestone payments up to US$250 million and up to low double digit royalties on sales of products containing such compounds should such products be successfully commercialized. If Lilly does not exercise these rights, Lilly would be eligible for low single digit royalties from Transition on sales of products containing such compounds should such products be successfully commercialized.

The up-front payment of $1,055,900 (US$1 million) has been capitalized as a license acquired from Lilly and is being amortized over 20 years which represents the estimated life of the underlying compounds and patents.

PROGRAMS

Transition is focused on developing innovative therapies in several distinct areas of opportunity. Transition's vision is to build a company that has a strong foundation for growth based on multiple technologies and product opportunities, which reduces risk and enhances return. The Company's technologies are as follows:

ELND005 (AZD-103) for Alzheimer's Disease

Alzheimer's disease is a progressive brain disorder that gradually destroys a person's memory and ability to learn, reason, make judgments, communicate and carry out daily activities. As Alzheimer's disease progresses, individuals may also experience changes in personality and behavior, such as anxiety, suspiciousness or agitation, as well as delusions or hallucinations. In late stages of the disease, individuals need help with dressing, personal hygiene, eating and other basic functions. People with Alzheimer's disease die an average of eight years after first experiencing symptoms, but the duration of the disease can vary from three to 20 years.

The disease mainly affects individuals over age 65 and it is estimated over 18 million people are suffering from Alzheimer's disease worldwide. The likelihood of developing late-onset Alzheimer's approximately doubles every five years after age 65. By age 85, the risk reaches nearly 50 percent. In the U.S., Alzheimer's disease is the sixth leading cause of death and current direct/indirect costs of caring for an estimated 5.4 million Alzheimer's disease patients are at least US$100 billion annually.

Current U.S. Food and Drug Administration ("FDA") approved Alzheimer's disease medications may temporarily delay memory decline for some individuals, but none of the currently approved drugs is known to stop the underlying degeneration of brain cells. Certain drugs approved to treat other illnesses may sometimes help with the emotional and behavioral symptoms of Alzheimer's disease. With an aging population, there is a great need for disease-modifying compounds that can slow or reverse disease progression.

In April 2007, Transition announced that the FDA granted Fast Track designation to ELND005 (AZD-103). Under the FDA Modernization Act of 1997, Fast Track designation is intended to facilitate the development and expedite the review of a drug or biologic if it is intended for the treatment of a serious or life-threatening condition, and it demonstrates the potential to address unmet medical needs for such a condition.

On August 30, 2007, the Company announced the completion of Phase I clinical studies with ELND005 (AZD-103). Transition and its development partner Elan have performed multiple Phase I studies evaluating the safety, tolerability and pharmacokinetic profile of ELND005 (AZD-103) in healthy volunteers. Approximately 110 subjects have been exposed to ELND005 (AZD-103) in multiple Phase I studies, including single and multiple ascending dosing; pharmacokinetic evaluation of levels in the brain; and cerebrospinal fluid ("CSF") and plasma studies. ELND005 (AZD-103) was safe and well-tolerated at all doses and dosing regimens examined. There were no severe or serious adverse events observed. ELND005 (AZD-103) was also shown to be orally bio-available, cross the blood-brain barrier and achieve levels in the human brain and CSF that were shown to be effective in animal models for Alzheimer's disease.

On April 23, 2009, Elan and Transition announced the receipt of a key patent for Alzheimer's disease treatment with ELND005 (AZD-103). The United States Patent and Trademark Office issued US patent number 7,521,481 on April 21, 2009. The patent is entitled "Methods of Preventing, Treating and Diagnosing Disorders of Protein Aggregation," and generally claims methods for treating Alzheimer's disease comprising administering scyllo-inositol ELND005 (AZD-103). The patent will expire in the year 2025 or later due to any patent term extensions.

On July 13, 2009, Elan and Transition announced Phase I data showing ELND005 (AZD-103) achieves desired concentrations in brain tissue and cerebrospinal fluid when given orally. Preclinical data also were presented showing that ELND005 (AZD-103) administration is associated with preservation of choline acetyltransferase (ChAT), reflecting preservation of nerve cells that are critical to memory function in the brain. These results were presented at the 2009 Alzheimer's Association International Conference on Alzheimer's Disease (ICAD 2009) in Vienna, Austria.

On December 15, 2009, Elan and Transition announced modifications to ELND005 (AZD-103) Phase II clinical trials in Alzheimer's disease. Patients were withdrawn immediately from the study in the two higher dose groups (1000mg and 2000mg dosed twice daily). The study continued unchanged for patients who were assigned to the lower dose (250mg dosed twice daily) and placebo groups. The study was modified to dose patients only at 250mg twice daily. Greater rates of serious adverse events, including nine deaths, were observed among patients receiving the two highest doses. A direct relationship between ELND005 (AZD-103) and these deaths has not been established. The Independent Safety Monitoring Committee ("ISMC") and both companies concur that the tolerability and safety data are acceptable among patients receiving the 250mg dose and that the blinded study should continue for this dose and the placebo group.

On August 9, 2010, Elan and Transition announced topline summary results of the Phase II study and plans for Phase III studies for ELND005 (AZD-103). The AD201 study did not achieve significance on co-primary outcome measures (NTB and ADCS-ADL) in mild to moderate patients however; the study did identify a dose with acceptable safety and tolerability. The dose demonstrated a biological effect on amyloid-beta protein in the CSF and effects on clinical endpoints in an exploratory analysis. Based on the preponderance of evidence, and input from the experts in this field, the companies intend to advance ELND005 (AZD-103) into Phase III studies.

On December 27, 2010, Elan and Transition announced the mutual agreement to modify their collaboration agreement for the development and commercialization of ELND005 (AZD-103). Under the terms of the modification, in lieu of the contractually required initiation of Phase III milestone payment of US$15 million, Transition received from Elan a payment of US$9 million and will be eligible to receive a US$11 million payment upon the commencement of the next ELND005 (AZD-103) clinical trial. As per the terms of the original agreement, Transition is also eligible to receive up to an aggregate of US$93 million in additional regulatory and commercial launch related milestone payments plus tiered royalties ranging from 8% to 15% based on net sales of ELND005 (AZD-103) should the drug receive the necessary regulatory approvals for commercialization. As the agreement is now a royalty arrangement, Transition will no longer fund the development or commercialization of ELND005 (AZD-103) and has relinquished its 30% ownership of ELND005 (AZD-103) to Elan.

On September 27, 2011, Transition announced that Phase II clinical study data of ELND005 (AZD-103) in mild to moderate Alzheimer's disease has been published in the peer-reviewed journal, Neurology. The Neurology article was entitled "A Phase II randomized trial of ELND005 (AZD-103), scyllo-inositol, in mild-moderate Alzheimer's disease". In addition, the embargo on the ELND005 (AZD-103) Phase II data previously presented at the International Conference on Alzheimer's Disease (ICAD) in July 2011 was lifted.

> In the overall population (mild and moderate AD), the treatment effects on the primary endpoints NTB and ADCS-ADL were not significant. In the pre-specified analyses of the Mild AD group (MMSE 23-26), there were encouraging trends on cognition (NTB: p=0.007 in compliant patients who completed the study). The positive NTB trends were observed on both memory and function. In the Mild AD group, both the ADCS-ADL and CDR-SB effects of ELND005, though not significant, showed a consistent and favorable separation over the 18 months, where the active group showed at least 30% less decline than placebo. These trends were consistent throughout both the modified intent to treat and the compliant completer patient (or per protocol) populations. The ADAS-Cog treatment difference was not significant but directionally opposite to the other cognitive (NTB) and functional/global (ADCS-ADL and CDR-SB) endpoints in the study and was largely driven by a minimal decline in the placebo group over the 18 months. The Moderate AD group (MMSE 16-22, inclusive) and ApoE4 carriers and non-carriers showed no consistent positive or negative trends.
>
> The safety and tolerability profile of 250mg bid dose was deemed acceptable, and the independent safety committee concurred with this assessment. The two high dose groups were electively discontinued due to imbalance of infections and deaths due to various causes. The overall incidence of adverse events in the 250mg bid and placebo groups was 87.5% versus 91.6%; and the incidence of withdrawals due to adverse events was 10.2% versus 9.6%, respectively. The most common adverse events in the 250mg bid group that were >5% in incidence and double the placebo rate were: falls (12.5% vs. placebo 6%), depression (11.4% vs. placebo 4.8%), and confusional state (8% vs. placebo 3.6%).
>
> In the cerebrospinal fluid ("CSF") subset at 78 weeks, ELND005 (AZD-103) treatment resulted in a significant reduction of CSF Aβ42 (~27%), and a numerical reduction of tau which is potential evidence of target engagement. In the overall population, the increase in ventricular volume as measured by MRI was greater in the 250mg group compared to placebo, this difference though statistically significant was small (approximately 3cc). Whole brain volume treatment differences were not significant.

On November 29, 2011, Elan provided an update on the development of ELND005 (AZD-103). Elan reported that Lonza Group AG has been contracted to supply future active pharmaceutical ingredient. In addition, four oral presentations were presented at the 4th Annual Conference on Clinical Trials on Alzheimer's Disease ("CTAD") focusing on ELND005 (AZD-103) treatment effects at earlier stages of AD and the use of validated "composite" cognitive endpoints. Elan also noted that ELND005 (AZD-103)'s role in reducing neuropsychiatric symptoms in AD was highlighted at the CTAD meeting, and that ELND005 (AZD-103) may have applications in additional psychiatric indications such as bipolar disorder.

ELND005 (AZD-103) FOR BIPOLAR DISORDER

Bipolar I Disorder is a severe form of Bipolar Disorder, also commonly known as manic depressive illness. It is a psychiatric disorder characterized by excessive swings in a person's mood and energy affecting their ability to function. Bipolar Disorder is a lifetime recurrent disorder with cycles of dramatic mood swings of highs and lows, often with periods of normal moods in between. The periods of highs and lows are called episodes of mania and depression. Bipolar Disorder is also associated with increased cardiovascular morbidity and suicide risk. The U.S. and European Union population of Bipolar Disorder patients is estimated at approximately 3.5 million.

On August 30, 2012, Transition announced that their licensing partner Elan had dosed the first patient in a Phase 2 clinical study of ELND005 in Bipolar Disorder. The study is a placebo-controlled, safety and efficacy study of oral ELND005 as an adjunctive maintenance treatment in patients with Bipolar 1 Disorder to delay the time to occurrence of mood episodes. As the first patient has been dosed in the study, Transition will receive a milestone payment of US$11million from Elan.

Expenditures for the ELND005 (AZD-103) Program

On December 27, 2010, Elan and Transition announced the mutual agreement to modify their collaboration agreement for the development and commercialization of ELND005 (AZD-103). Under the terms of the modification, as the agreement is now a royalty arrangement, Transition will no longer fund the development or commercialization of ELND005 (AZD-103). Accordingly Transition did not incur any expenditures relating to the program during the year ended June 30, 2012.

TT-401 / TT-402

Development of TT-401 and TT-402 for Diabetes

Diabetes is a disease in which the body does not produce or properly use insulin. Insulin is a hormone released from islet cells located in the pancreas that is needed to convert sugar, starches and other food into energy needed for daily life. There are two primary forms of diabetes; type 1 diabetes and type 2 diabetes.

Type 1 diabetes develops when the body's immune system destroys pancreatic islet beta cells, the only cells in the body that make the hormone insulin that regulates blood glucose. To survive, people with type 1 diabetes must have insulin delivered by injection or pump. Type 1 diabetes accounts for 5-10% of all diagnosed cases of diabetes.

Type 2 diabetes usually begins as insulin resistance, a disorder in which the cells do not use insulin properly. As the need for insulin increases, the pancreas gradually loses its ability to produce it. Current treatments for type 2 diabetes include lifestyle changes, oral medications, incretin therapy and insulin therapy. Type 2 diabetes accounts for about 90-95% of all diagnosed cases of diabetes.

On March 3, 2010, Transition announced that it had acquired the rights to a series of preclinical compounds from Lilly in the area of diabetes. Under this licensing and collaboration agreement with Lilly, Transition will receive exclusive worldwide rights to develop and potentially commercialize a class of compounds that, in preclinical diabetes models showed potential to provide glycemic control and other beneficial effects including weight loss.

The unique properties of these compounds have the potential to provide important therapeutic benefits to type 2 diabetes patients and could represent the next generation of diabetes therapies to be advanced to clinical development. On December 12, 2011, the Company announced that the first patient was dosed in a Phase I clinical study. TT-401 is a once-weekly administered peptide being studied for its potential to lower blood glucose levels in patients with type 2 diabetes and accompanying obesity.

MANAGEMENT'S DISCUSSION AND ANALYSIS

On June 18, 2012, Transition announced the results of the Phase I clinical study of type 2 diabetes drug candidate, TT-401. The Phase 1, double-blind, placebo-controlled randomized study enrolled 48 non-diabetic obese subjects in six cohorts evaluating six escalating subcutaneous single doses of TT-401. TT-401 demonstrated an acceptable safety and tolerability profile in non-diabetic obese subjects in the study. TT-401 exhibited the expected pharmacological effect on glucose and pharmacodynamic biomarkers at doses that were safe and tolerable. The pharmacokinetic profile, assessed over 28 days, demonstrated a half-life consistent with once-weekly dosing. As the study results met expectations, Transition and its development partner Lilly have jointly decided that the next development step will be a multiple ascending dose study of TT-401 in obese subjects with type 2 diabetes.

Expenditures for the TT-401/402 Program

During the year ended June 30, 2012 and 2011, the Company incurred direct research and development costs for this program as follows:

TT-401 Program[(1)]	Fiscal 2012	Fiscal 2011
Pre-clinical studies	$ 725,572	$ 1,070,352
Clinical studies	$ 1,178,074	$ -
Manufacturing	$ 1,071,340	$ 506,474
Other direct research	$ 111,931	$ 25,683
TOTAL	$ 3,086,917	$ 1,602,509

(1) These costs are direct research and development costs only and do not include patent costs, investment tax credits, salaries and benefits or an allocation of Company overhead.

TT-301 / TT-302

Pro-inflammatory cytokines are part of the body's natural defense mechanism against infection. However, the overproduction of these cytokines can play a harmful role in the progression of many different diseases. In the last decade there have been antibody and protein therapies approved (including Enbrel, Remicade and Humira) to inhibit the activity of pro-inflammatory cytokines. Each of these therapies has made a significant impact in the treatment regimen for hundreds of thousands of patients suffering from arthritis, Crohn's disease, and other autoimmune disorders and has annual sales in excess of US$1.5 billion. The therapeutic and commercial success of these therapies provides a strong proof of concept for the approach of targeting pro-inflammatory cytokines. Unfortunately, an antibody or protein approach is not desirable for the treatment of CNS diseases for a variety of reasons including an inability to sufficiently cross the blood-brain-barrier.

To address this large unmet medical need, Transition is developing a class of small molecule compounds that are designed to cross the blood-brain-barrier and have been shown to have an inhibitory effect on pro-inflammatory cytokines. Animal model studies have been performed demonstrating that members of this class of compounds can have a therapeutic effect on diseases including arthritis, Alzheimer's disease, Traumatic Brain Injury ("TBI"), Intracerebral Hemorrhage ("ICH"), and others.

Development of TT-301 and TT-302

Transition's lead drug candidates in development are TT-301 and TT-302. These novel drug candidates are derived from a diligent drug design program engineered to produce compounds optimized to target inhibiting pro-inflammatory cytokines in the brain and the periphery. Each compound is designed to cross the blood-brain-barrier and each has the flexibility to be administered by injection or orally. In preclinical studies, both TT-301/302 have shown a favorable safety profile and therapeutic window for efficacy.

Transition has completed a Phase I clinical study of intravenously administered TT-301. The study was a double blind, randomized, placebo controlled study in which healthy volunteers received placebo or escalating doses of TT-301.

Both TT-301 and TT-302 have been shown to suppress inflammatory cytokine production, reduce inflammation and improve outcomes in preclinical models of collagen-induced arthritis. The Company has also performed additional preclinical studies demonstrating the potential therapeutic application of TT-301 and TT-302 in the treatment of neuropathic pain. Transition may seek a partnership to access specialized expertise and resources to maximize the potential of these therapies.

Expenditures for the TT-301/302 Program

During the year ended June 30, 2012 and 2011, the Company incurred direct research and development costs for this program as follows:

TT-301/302 Program[1]	Fiscal 2012	Fiscal 2011
Pre-clinical studies	$ 407,783	$ 656,671
Clinical studies	$ 269,984	$ 743,141
Manufacturing	$ 166,704	$ 880,711
Other direct research	$ 25,510	$ 80,852
TOTAL	$ 869,981	$ 2,361,375

[1] These costs are direct research and development costs only and do not include patent costs, investment tax credits, salaries and benefits or an allocation of Company overhead.

The Next Steps

Transition's goal for its programs is to achieve product approval and ultimately significant revenues or royalties. To achieve product approval, the Company must successfully complete clinical trials and achieve regulatory approval. The stages of development of the Company's technologies are illustrated below:


ELND005
Preclinical
Phase I
Phase II
Phase III
Partner
*Alzheimer's Disease
Bipolar Disorder
ELAN
TT401/TT401
Preclinical
Phase I
Phase II
Phase III
Partner
Type 2 Diabetes/Obesity
LILLY
TT301/TT302
Preclinical
Phase I
Phase II
Phase III
Partner
Arthritis
Alzheimer's Disease
Partnership candidate

Phase III ready

MANAGEMENT'S DISCUSSION AND ANALYSIS

FINANCIAL REPORTING

On July 1, 2011, the Company adopted IFRS for the preparation and reporting of its consolidated financial statements and other financial information, which became mandatory in Canada for publicly accountable entities with year ends beginning on or after January 1, 2011. Financial information presented for the comparative period ending June 30, 2011 and as at July 1, 2010 and June 30, 2011 has been restated to reflect the adoption of IFRS.

OVERALL PERFORMANCE

During the year ended June 30, 2012, the Company recorded a net loss of $12,269,845 ($0.48 loss per common share) compared to a net loss of $5,689,613 ($0.25 loss per common share) for the year ended June 30, 2011.

In fiscal 2011, the Company and Elan mutually agreed to modify their collaboration agreement for the development and commercialization of ELND005 (AZD-103). Under the terms of the modification, Transition is no longer obligated to fund the development or commercialization of ELND005 (AZD-103). The recognized net revenue of $8,951,400 ($US 9 million) in fiscal 2011 represented the agreement modification payment that was received partially in lieu of the contractually required Phase III milestone payments.

During the fiscal year ended June 30, 2012, the Company reported an increase in net loss of $6,580,232 compared to the fiscal year ending June 30, 2011. The increase in net loss is largely attributed to the reduction in revenue recognized resulting from the amendments to the Elan agreement. The increase in net loss has been partially offset by decreases in: general and administrative expenses; change in the fair value of contingent consideration payable; foreign exchange loss and research and development expenses.

At June 30, 2012, the Company's cash and cash equivalents and short term investments were $19,012,345. The Company's current cash projection indicates that the current cash resources should enable the Company to execute its core business plan and meet its projected cash requirements beyond the next 12 months.

SELECTED ANNUAL INFORMATION

The following table is a summary of selected financial information from the audited consolidated financial statements of the Company for each of the three most recently completed financial years. The information presented for fiscal years ending June 30, 2012 and 2011 has been prepared under IFRS and the information for the fiscal year ending June 30, 2010 is prepared under previously reported Canadian generally accepted accounting principles:

	June 30, 2012 $	**June 30, 2011 $**	**June 30, 2010 $**
Revenue	**-**	10,251,394	4,503,892
Net income (loss) [1]	**(12,269,845)**	(5,689,613)	(19,308,910)
Basic and diluted net income (loss) per common share	**(0.48)**	(0.25)	(0.83)
Total assets	**37,093,030**	43,179,488	49,659,526
Total long-term liabilities [2]	**1,469,253**	1,480,685	57,160
Cash dividends declared per share	**-**	-	-

[1] Net income (loss) before discontinued operations and extraordinary items was equivalent to the net income (loss) for such periods.
[2] Total long-term liabilities exclude deferred revenue, a non-financial liability.

ANNUAL RESULTS – YEAR ENDED JUNE 30, 2012 COMPARED TO YEAR ENDED JUNE 30, 2011

RESULTS OF OPERATIONS

Revenue

Revenue is nil in the year ended June 30, 2012 compared to $10,251,394 in the year ended June 30, 2011.

Transition received a US$9 million agreement modification payment which was recognized as revenue during fiscal 2011. At June 30, 2012, in light of the amendments to the Elan agreement, the balance in deferred revenue is nil as all amounts received from Elan have been fully recognized as revenue. Under the terms of the amended agreement with Elan, dosing of the first patient in another clinical trial of ELND005 (AZD-103) triggers the payment of a US$11 million milestone. The Company expects to receive the US$11million during the three-month period ending September 30, 2012 and the amount will be recognized as revenue upon receipt.

Research and Development

Research and development expenses decreased $295,250 or 3% from $8,493,975 for the fiscal year ended June 30, 2011 to $8,198,725 for the fiscal year ended June 30, 2012.

The decreases are primarily due to decreased clinical development costs related to ELND005 (AZD-103) and TT-301/302, decreased amortization due to the fact that the technology and patents acquired from Protana were fully amortized during the second quarter of fiscal 2011 and decreased salaries and related costs associated with headcount reductions. The decrease is largely offset by an increase in pre-clinical and clinical development costs associated with advancing the TT-401/402 compounds.

The Company anticipates that research and development expenses will remain relatively consistent in fiscal 2013 as the Company continues to advance the development of TT-401/402.

General and Administrative

General and administrative expenses decreased by $801,037 or 15% from $5,208,317 for the fiscal year ended June 30, 2011 to $4,407,280 for the year ended June 30, 2012.

The decrease in general and administrative expenses during the fiscal year ended June 30, 2012 is largely due to decreases in payroll resulting from headcount reductions as well as decreases in consulting, insurance expense and facility lease costs. The decrease in general and administrative expenses is partially offset by increased professional fees as well as increased option expenses.

The Company anticipates that general and administrative expenses will remain relatively consistent in fiscal 2013.

MANAGEMENT'S DISCUSSION AND ANALYSIS

SUMMARY OF QUARTERLY RESULTS

The following table is a summary of selected quarterly consolidated financial information of the Company for each of the eight most recently completed quarters ending at June 30, 2012.

	First Quarter $	Second Quarter $	Third Quarter $	Fourth Quarter $	Total $
2012					
Revenue	-	-	-	-	-
Net income (loss)[1]	(2,870,757)	(3,790,421)	(3,072,112)	(2,536,555)	(12,269,845)
Basic and diluted net income (loss) per common share	(0.12)	(0.15)	(0.11)	(0.10)	(0.48)
2011					
Revenue	850,909	9,400,485	-	-	10,251,394
Net income (loss)[1]	(3,534,517)	5,195,827	(3,219,529)	(4,131,394)	(5,689,613)
Basic and diluted net income (loss) per common share	(0.15)	0.22	(0.14)	(0.18)	(0.25)

[1] Net income (loss) before discontinued operations and extraordinary items was equivalent to the net income (loss) for such periods.
[2] Total long-term liabilities exclude deferred revenue, a non-financial liability.

The fluctuations of Transition's quarterly results are primarily due to changes in activity levels of the clinical trials being performed by the Company, amortization of the technology relating to the assets acquired from Protana, ENI, and NeuroMedix, foreign exchange gains and losses, recognition of up-front and licensing fees relating to the Elan agreement, interest income and corporate development costs.

FOURTH QUARTER RESULTS

The following table is a summary of selected information for the three month periods ended June 30, 2012 and June 30, 2011:

	2012 $	2011 $
Revenue – Licensing fees	**-**	-
Research and development, net	**2,282,386**	2,855,129
General and administrative	**467,691**	1,206,974
Interest income	**40,718**	56,455
Net loss	**2,536,555**	4,131,394

Review of Operations

For the three month period ended June 30, 2012, the Company's net loss decreased by $1,594,839 or 39% to $2,536,555 compared to $4,131,394 for the same period in fiscal 2011.

Research and development expenses decreased by $572,743 or 20% to $2,282,386 compared to $2,855,129 for the same period in fiscal 2011. This decrease was primarily due to a decrease in clinical development costs related to ELND005 (AZD-103) and TT-301/302 clinical trials. These decreases are partially offset by increased pre-clinical costs associated with advancing the TT-401/402 compounds.

General and administrative expenses decreased by $739,283 or 61% to $464,517 from $1,206,974 for the same period in fiscal 2011. This decrease was primarily due to decreases in payroll resulting from previous quarter headcount reductions as well as decreases in option expenses, facility lease costs and business development and corporate communication costs.

CRITICAL ACCOUNTING ESTIMATES

The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results can differ from those estimates. We have identified the following areas which we believe require management's most subjective judgments, often requiring the need to make estimates about the effects of matters that are inherently uncertain and may change in subsequent periods.

Valuation and Amortization of Intangible Assets

The Company's intangible assets are comprised of purchased or licensed pharmaceutical compounds, technology and patents. The costs of the Company's intangible assets are amortized over the estimated useful life ranging from 15 to 20 years. Factors considered in estimating the useful life of the intangible asset include the expected use of the asset by the Company, legal, regulatory and contractual provisions that may limit the useful life, the effects of competition and other economic factors, and the level of expenditures required to obtain the expected future cash flows from the intangible asset. The Company re-evaluates the useful life when there has been a change in these factors. The Company assesses its intangible assets for recoverability whenever indicators of impairment exist. When the carrying value of an asset is greater than its recoverable amount, which is the higher of its value in use or fair value less costs to sell, an impairment loss is recognized.

Valuation of Contingent Consideration Payable

The contingent consideration is measured at fair value based on level 3 inputs. The contingent consideration is not based on observable inputs and is measured using a discounted cash flow analysis of expected payments in future periods. The significant estimates used in the fair value calculations are as follows:

(a) Management has estimated the timing of the milestone payments based on current expectations and plans for the development of ELND005 (AZD103). The milestone payments are assigned a probability based on industry statistics for the successful development of pharmaceutical products. An increase of 10% applied to the probability assumptions would increase the contingent consideration payable by $258,000. Conversely a decrease of 10% applied to the probability assumptions would decrease the contingent consideration payable by $258,000;

(b) The probability adjusted cash flows are discounted at a rate of 24% which is management's best estimate of the Company's cost of capital. An increase of 5% to the discount rate would decrease the contingent consideration payable by $211,913. Conversely, a decrease of 5% to the discount rate would increase the contingent consideration payable by $235,888.

Valuation Allowance for Deferred Income Tax Assets

The Company has not recognized certain future tax assets primarily related to the carry forward of operating losses and qualifying research and development expenses. The Company has determined that it is not probable that these carry forward amounts will be realized based on historical results and estimated future taxable income. The generation of future taxable income or the implementation of tax planning strategies could result in the realization of some or all of the carry forward amounts, which could result in a material change in our net income (loss) through the recovery of deferred income taxes. However, there is no assurance that the Company will be able to record deferred income tax recoveries in the future.

Share Based Payments

When the Company issues stock options, an estimate of fair value is derived for the equity instrument using the Black-Scholes option pricing model. The application of this option pricing model requires management to make assumptions regarding several variables, including the period for which the instrument will be outstanding, the price volatility of the Company's stock over a relevant timeframe, the determination of a relevant risk free interest rate and an assumption regarding the Company's dividend policy in the future. If other assumptions are used, the value derived for the equity instruments could be significantly impacted.

Recognition of Revenue

As a result of the Company's amendment to the collaboration agreement with Elan, the Company has recognized as revenue all amounts that have been received under the contract. The recognition of revenue requires judgment in evaluating the contractual terms and assessing the Company's performance towards meeting the contractual obligations.

ACCOUNTING CHANGES

International Financial Reporting Standards Conversion

In February 2008, the Accounting Standards Board (AcSB) confirmed that Canadian GAAP for public companies will be converged with IFRS for accounting periods commencing on or after January 1, 2011. Accordingly, the Company has commenced reporting on this basis in these interim consolidated financial statements. Information on the Company's adoption of the major accounting policies in preparing IFRS consolidated financial statements is as follows:

Share-based payments

The Company has a stock option plan which is an equity settled, share-based payment compensation plan, under which the Company receives services from employees or consultants as consideration for equity instruments of the Company. The stock option plan is open to directors, officers, employees, members of the Scientific Advisory Board and consultants of the Company. The fair value of the employees or consultants services received in exchange for the grant of the options is recognized as an expense over the service period using the graded method of amortization.

The fair value of stock options is estimated using the Black-Scholes option pricing model. This model requires the input of a number of assumptions, including expected dividend yield, expected share price volatility, expected time until exercise and risk-free interest rates. Although the assumptions used reflect management's best estimates, they involve inherent uncertainties based on conditions outside of the Company's control. Changes in these assumptions could significantly impact share-based payment compensation.

The share-based payment reserve included in equity is reduced as the options are exercised or when the options expire unexercised. If the share options are exercised, cancelled or forfeited, the amount initially recorded for the options in share-based payment reserve is credited to common shares or contributed surplus, along with the proceeds received on the exercise. If the share options expire unexercised, the amount initially recorded for the options in the share based payment reserve is credited to contributed surplus.

Revenue recognition

Revenue comprises the fair value of consideration received or receivable for the sale of services in the ordinary course of the Company's activities. The Company recognizes revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and when specific criteria have been met for each of the Company's activities as described below.

The Company generally enters into two types of revenue producing arrangements with pharmaceutical companies: licensing arrangements and collaboration /co-development arrangements ("collaborations").

Licensing arrangements

Under a licensing arrangement the Company transfers the rights of a compound or series of compounds to a counterparty who directs the development, manufacture and commercialization of the product. The Company's additional involvement is limited to involvement in a joint steering committee which the Company generally considers protective in nature. In return, the Company will generally receive an upfront fee, additional payments based on specifically defined developmental, regulatory, and commercial milestones, and a royalty based on a percentage of future sales of the product.

Revenue related to up-front payments received in licensing arrangements are deferred and amortized into income over the estimated term of the arrangement or are recognized when the milestones are achieved.

Collaboration arrangements

Under a collaboration arrangement the Company participates in the development by paying a fixed share of the development and commercialization costs in return for a fixed percentage of the product's future profits. For contributing rights to the intellectual property the co-collaborator will pay the Company an upfront fee and additional payments based on specifically defined developmental and regulatory milestones. Collaboration agreements generally require the Company to participate in joint steering committees and to participate actively in the research and development of the product.

The Company accounts for collaboration arrangements using the percentage of completion model. Under this method, revenue is recorded as related costs are incurred, on the basis of the proportion of actual costs incurred to date, related to the estimated total costs to be incurred under the arrangement. The cumulative impact of any revisions in cost and earnings estimates are reflected in the period in which the need for a revision becomes known. In the event that there are significant uncertainties with respect to the outcome of the contract, the Company uses a zero profit model whereby revenue will be recognized equal to direct costs incurred, but not in excess of cash received or receivable. Losses on these contracts are recorded in the period in which management has determined that a loss is expected.

The Company uses an input based measure, primarily direct costs or other appropriate inputs, to determine the percent complete because the Company believes that the inputs are representative of the value being conveyed through the research and development activities. The Company believes that using direct costs as the unit of measure of percentage complete also most closely reflects the level of effort related to the Company's performance under the arrangement. Direct costs are those costs that directly result in the culmination of an earnings process for which the counterparty to the arrangement receives a direct benefit. The nature of these costs are third party and internal costs associated with conducting clinical trial activities, allocated payroll related costs for representatives participating on the joint steering committee and sales and marketing costs during the co-commercialization period. Direct costs specifically exclude costs that are of a general and administrative nature.

Amounts resulting from payments received in advance of revenue recognized are recorded as deferred revenue.

The Company is required to assess the profitability of the overall arrangement on a periodic basis throughout the life of the arrangement when events or circumstances indicate a potential change in facts. Such assessment is based on estimates to determine the most likely outcome based on available facts and circumstances at each assessment date. The estimates include the consideration of factors such as the progress and timing of clinical trials, competition in the market, the development progress of other potential competitive therapies, drug related serious adverse events and other safety issues in the clinical trials, pricing reimbursement in relevant markets and historical costs incurred compared to original estimates. When the periodic assessment or other events or circumstances indicate a loss will result from performance under the arrangement, the entire amount of the loss is charged against income in the period in which the determination is made.

Contingent Consideration Payable

The Company acquired the ELND005 (AZD-103) technology from Ellipsis Neurotherapeutic Inc. ("ENI"). Under the terms of the step-acquisition agreement with ENI, the Company is committed to pay the former shareholders of ENI contingent clinical milestones potentially totaling $10.9 million payable in cash or Transition common shares at the then market price. Under IFRS, this contingent consideration is required to be measured as a financial liability at fair value and re-measured at each reporting date. Accordingly, the Company recognized a liability at July 1, 2010 which represents the fair value of the contingent consideration payable.

The Company is required to determine the fair value of the contingent consideration payable on a quarterly basis and any changes in the fair value of the contingent consideration payable are recorded as a change in fair value of contingent consideration payable in the consolidated statement of comprehensive loss.

IFRS ISSUED BUT NOT YET ADOPTED

IFRS 10 – Consolidated Financial Statements ("IFRS 10")

IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation – Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements.

IFRS 13 – Fair Value Measurement ("IFRS 13")

IFRS 13 is a comprehensive standard for the fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.

IFRS 10 and IFRS 13 are effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. The Company has not yet begun the process of assessing the impact that the new and amended standards will have on its consolidated financial statements or whether to early adopt either of these new standards.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Management's Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including the Company's CEO and CFO, the Company conducted an evaluation of the effectiveness of its disclosure controls and procedures as of June 30, 2012 as required by Canadian securities legislation. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Company in the reports it files or submits under securities legislation is recorded, processed, summarized and reported on a timely basis and that such information is accumulated and reported to management, including the Company's CEO and CFO, as appropriate, to allow required disclosures to be made in a timely fashion. Based on their evaluation, the CEO and CFO have concluded that as of June 30, 2012, the Company's disclosure controls and procedures were effective.

Management's Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934). The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of June 30, 2012. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control-Integrated Framework. The Company's management, including the CEO and CFO, concluded that, as of June 30, 2012, the Company's internal control over financial reporting was effective based on the criteria in Internal Control - Integrated Framework issued by COSO.

MANAGEMENT'S DISCUSSION AND ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES

Overview

The Company commenced operations in July 1998, and has devoted its resources primarily to fund its research and development programs. All revenue to date has been generated from interest income on surplus funds, milestone payments, and licensing fees. The Company has incurred a cumulative deficit to June 30, 2012 of $149,356,213. Losses are expected to continue for the next several years as the Company invests in research and development, preclinical studies, clinical trials, manufacturing and regulatory compliance.

Since inception, the Company has been financed primarily from public and private sales of equity, the exercise of warrants and stock options, interest earned on cash deposits and short term investments and revenues and reimbursements from partners.

The Company's cash, cash equivalents and short term investments were $19,012,345 at June 30, 2012 as compared to $22,460,720 at June 30, 2011. The decrease of $3,448,375 was primarily due to the operating expenditures incurred during the year ended June 30, 2012, which have been partially offset by the net result of the Company's private placement of 3,703,703 common shares for net proceeds of $4,836,000 in November, 2011.

The Company's working capital position at June 30, 2012 was $16,113,952, as compared to $20,469,088 at June 30, 2011. The decrease in the Company's working capital position is due to the expenditures incurred during the year ended June 30, 2012, which have been partially offset by the private placement. Under the terms of the amended agreement with Elan, dosing of the first patient in another clinical trial of ELND005 (AZD-103) triggers the payment of a US$11 million milestone. The Company expects to receive the US$11 million milestone payment during the first quarter of fiscal 2013. The Company's current cash projection indicates that the current cash resources should enable the Company to execute its core business plan and meet its projected cash requirements well beyond the next 12 months.

The success of the Company is dependent on its ability to bring its products to market, obtain the necessary regulatory approvals and achieve future profitable operations. The continuation of the research and development activities and the commercialization of its products are dependent on the Company's ability to successfully complete these activities and to obtain adequate financing through a combination of financing activities, operations, and partnerships. It is not possible to predict either the outcome of future research and development programs or the Company's ability to fund these programs going forward.

Financial Instruments

Financial instruments of the Company consist mainly of cash and cash equivalents, short term investments, accounts payable and accrued liabilities, and contingent consideration payable. Management's primary investment objective is to maintain safety of principal and provide adequate liquidity to meet all current payment obligations and future planned expenditures.

The Company is exposed to market risks related to volatility in interest rates for the Company's investment portfolio and foreign currency exchange rates related to purchases of supplies and services made in U.S. dollars.

The Company is exposed to interest rate risk to the extent that the cash equivalents and short term investments are at a fixed rate of interest and their market value can vary with the change in market interest rates. The Company's maximum exposure to interest rate risk is based on the effective interest rate of the current carrying value of these assets. The Company does not speculate on interest rates and holds all deposits until their date of maturity.

Contractual Obligations

Minimum payments under our contractual obligations are as follows:

	Less than 1 year $	1 - 3 years $	4 - 5 years $	After 5 years $	Total $
Operating leases	171,654	290,429	-	-	462,083
Collaboration agreements	4,072	-	-	-	4,072
Clinical and toxicity study agreements	2,653,841	-	-	-	2,653,841
Manufacturing agreements	710,710	-	-	-	710,710
Contingent Consideration Payable	2,847,759	8,068,760	-	-	10,916,519
Other	7,992	-	-	-	7,992
TOTAL	6,396,028	8,359,189	-	-	14,755,217

Subsequent to June 30, 2012, the Company entered into manufacturing and clinical and toxicity study agreements aggregating approximately $462,000.

RELATED PARTY TRANSACTIONS

In June, 2011, the Company entered into a consulting agreement with P&S Global Ventures ("P&S"), a company that is controlled by a Director of the Corporation. Total fees and disbursements charged by P&S during the year ended June 30, 2012 was $97,082, which is included in general and administrative expenses. The balance owing at June 30, 2012 is nil. This agreement has been terminated effective October 30, 2011.

During fiscal 2012, the Company paid legal fees to a law firm where the Company's Secretary is a partner and to a corporation controlled by the Company's Secretary. Total fees and disbursements charged to the Company by these companies was $3,783 and are included in general and administrative expenses. The balance owing at June 30, 2012 is $658.00.

These transactions occurred in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

During the year ended June 30, 2012, the President and Chief Financial Officer left the Company, which resulted in a termination payment of $286,761 in the second quarter of fiscal 2012.

OUTSTANDING SHARE DATA

Authorized

The authorized share capital of the Company consists of an unlimited number of common shares.

Issued and Outstanding

The following details the issued and outstanding equity securities of the Company:

Common Shares

As at September 7, 2012, the Company has 26,921,302 common shares outstanding.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Stock Options

As at September 7, 2012 the Company has 1,949,919 stock options outstanding with exercise prices ranging from $2.09 to $15.48 and various expiry dates extending to June 30, 2022. At September 7, 2012, on an if-converted basis, these stock options would result in the issuance of 1,949,919 common shares at an aggregate exercise price of $7,991,839.

RISKS AND UNCERTAINTIES

Investing in the Company's securities involves a high degree of risk. Before making an investment decision, individuals should carefully consider the following risk factors, in addition to the other information provided in this MD&A and the Company's other disclosure documents filed on www.sedar.com.

The Company will require significant additional financing and it may not have access to sufficient capital.

The Company anticipates that it will need additional financing in the future to fund its ongoing research and development programs and for general corporate requirements. The Company may choose to seek additional funding through public or private offerings, corporate collaborations or partnership arrangements. The amount of financing required will depend on many factors including the financial requirements of the Company to fund its research and clinical trials, and the ability of the Company to secure partnerships and achieve partnership milestones as well as to fund other working capital requirements. The Company's ability to access the capital markets or to enlist partners is mainly dependent on the progress of its research and development and regulatory approval of its products. There is no assurance that additional funding will be available on acceptable terms, if at all.

The Company has a history of losses, and it has not generated any product revenue to date. It may never achieve or maintain profitability.

Since inception, the Company has incurred significant losses each year and expects to incur significant operating losses as the Company continues product research and development and clinical trials. There is no assurance that the Company will ever successfully commercialize or achieve revenues from sales of its therapeutic products if they are successfully developed or that profitability will ever be achieved or maintained. Even if profitability is achieved, the Company may not be able to sustain or increase profitability.

We are an early stage development company in an uncertain industry.

The Company is at an early stage of development. Preclinical and clinical trial work must be completed before our products could be ready for use within the markets we have identified. We may fail to develop any products, to obtain regulatory approvals, to enter clinical trials or to commercialize any products. We do not know whether any of our potential product development efforts will prove to be effective, meet applicable regulatory standards, obtain the requisite regulatory approvals or be capable of being manufactured at a reasonable cost. If the Company's products are approved for sale, there can be no assurance that the products will gain market acceptance among consumers, physicians, patients and others in the medical community. A failure to gain market acceptance may adversely affect the revenues of the Company.

The Company is subject to a strict regulatory environment.

None of the Company's product candidates have received regulatory approval for commercial sale.

Numerous statutes and regulations govern human testing and the manufacture and sale of human therapeutic products in Canada, the United States and other countries where the Company intends to market its products. Such legislation and regulation bears upon, among other things, the approval of protocols and human testing, the approval of manufacturing facilities, testing procedures and controlled research, review and approval of manufacturing, preclinical and clinical data prior to marketing approval including adherence to Good Manufacturing Practices ("GMP") during production and storage as well as regulation of marketing activities including advertising and labelling.

The completion of the clinical testing of our product candidates and the obtaining of required approvals are expected to take years and require the expenditure of substantial resources. There can be no assurance that clinical trials will be completed successfully within any specified period of time, if at all. Furthermore, clinical trials may be delayed or suspended at any time by the Company or by regulatory authorities if it is determined at any time that patients may be or are being exposed to unacceptable health risks, including the risk of death, or that compounds are not manufactured under acceptable GMP conditions or with acceptable quality. Any failure or delay in obtaining regulatory approvals would adversely affect the Company's ability to utilize its technology thereby adversely affecting operations. No assurance can be given that the Company's product candidates or lead compounds will prove to be safe and effective in clinical trials or that they will receive the requisite protocol approval or regulatory approval. Furthermore, no assurance can be given that current regulations relating to regulatory approval will not change or become more stringent. There are no assurances the Company can scale-up, formulate or manufacture any compound in sufficient quantities with acceptable specifications for the regulatory agencies to grant approval or not require additional changes or additional trials be performed. The agencies may also require additional trials be run in order to provide additional information regarding the safety, efficacy or equivalency of any compound for which the Company seeks regulatory approval. Similar restrictions are imposed in foreign markets other than the United States and Canada. Investors should be aware of the risks, problems, delays, expenses and difficulties which may be encountered by the Company in light of the extensive regulatory environment in which the Company's business operates.

Even if a product candidate is approved by the FDA or any other regulatory authority, the Company may not obtain approval for an indication whose market is large enough to recoup its investment in that product candidate. The Company may never obtain the required regulatory approvals for any of its product candidates.

The Company is faced with uncertainties related to its research.

The Company's research programs are based on scientific hypotheses and experimental approaches that may not lead to desired results. In addition, the timeframe for obtaining proof of principle and other results may be considerably longer than originally anticipated, or may not be possible given time, resource, financial, strategic and collaborator scientific constraints. Success in one stage of testing is not necessarily an indication that the particular program will succeed in later stages of testing and development. It is not possible to predict, based upon studies in in-vitro models and in animals, whether any of the compounds made for these programs will prove to be safe, effective, and suitable for human use. Each compound will require additional research and development, scale-up, formulation and extensive clinical testing in humans. Development of these compounds will require investigations into the mechanism of action of the molecules as these are not fully understood. Unsatisfactory results obtained from a particular study relating to a program may cause the Company to abandon its commitment to that program or to the lead compound or product candidate being tested. The discovery of unexpected toxicities, lack of sufficient efficacy, poor physiochemical properties, unacceptable ADME (absorption, distribution, metabolism and excretion) and DMPK (drug metabolism and pharmacokinetics), pharmacology, inability to increase scale of manufacture, market attractiveness, regulatory hurdles, competition, as well as other factors, may make the Company's targets, lead compounds or product candidates unattractive or unsuitable for human use, and the Company may abandon its commitment to that program, target, lead compound or product candidate. In addition, preliminary results seen in animal and/or limited human testing may not be substantiated in larger controlled clinical trials.

If difficulties are encountered enrolling patients in the Company's clinical trials, the Company's trials could be delayed or otherwise adversely affected.

Clinical trials for the Company's product candidates require that the Company identify and enrol a large number of patients with the disorder under investigation. The Company may not be able to enrol a sufficient number of patients to complete its clinical trials in a timely manner. Patient enrolment is a function of many factors including, but not limited to, design of the study protocol, size of the patient population, eligibility criteria for the study, the perceived risks and benefits of the therapy under study, the patient referral practices of physicians and the availability of clinical trial sites. If the Company has difficulty enrolling a sufficient number of patients to conduct the Company's clinical trials as planned, it may need to delay or terminate ongoing clinical trials.

Even if regulatory approvals are obtained for the Company's product candidates, the Company will be subject to ongoing government regulation.

Even if regulatory authorities approve any of the Company's human therapeutic product candidates, the manufacture, marketing and sale of such products will be subject to strict and ongoing regulation. Compliance with such regulation may be expensive and consume substantial financial and management resources. If the Company, or any future marketing collaborators or contract manufacturers, fail to comply with applicable regulatory requirements, it may be subject to sanctions including fines, product recalls or seizures, injunctions, total or partial suspension of production, civil penalties, withdrawal of regulatory approvals and criminal prosecution. Any of these sanctions could delay or prevent the promotion, marketing or sale of the Company's products.

The Company may not achieve its projected development goals in the time frames announced and expected.

The Company sets goals for and makes public statements regarding the timing of the accomplishment of objectives material to its success, such as the commencement and completion of clinical trials, anticipated regulatory submission and approval dates and time of product launch. The actual timing of these events can vary dramatically due to factors such as delays or failures in the Company's clinical trials, the uncertainties inherent in the regulatory approval process and delays in achieving manufacturing or marketing arrangements sufficient to commercialize its products.

There can be no assurance that the Company's clinical trials will be completed, that the Company will make regulatory submissions or receive regulatory approvals as planned. If the Company fails to achieve one or more of these milestones as planned, the price of the Common Shares would likely decline.

If the Company fails to obtain acceptable prices or adequate reimbursement for its human therapeutic products, its ability to generate revenues will be diminished.

The Company's ability to successfully commercialize its human therapeutic products will depend significantly on its ability to obtain acceptable prices and the availability of reimbursement to the patient from third-party payers, such as government and private insurance plans. While the Company has not commenced discussions with any such parties, these third-party payers frequently require companies to provide predetermined discounts from list prices, and they are increasingly challenging the prices charged for pharmaceuticals and other medical products. The Company's human therapeutic products may not be considered cost-effective, and reimbursement to the patient may not be available or sufficient to allow the Company to sell its products on a competitive basis. The Company may not be able to negotiate favourable reimbursement rates for its human therapeutic products.

In addition, the continuing efforts of third-party payers to contain or reduce the costs of healthcare through various means may limit the Company's commercial opportunity and reduce any associated revenue and profits. The Company expects proposals to implement similar government control to continue. In addition, increasing emphasis on managed care will continue to put pressure on the pricing of pharmaceutical and biopharmaceutical products. Cost control initiatives could decrease the price that the Company or any current or potential collaborators could receive for any of its human therapeutic products and could adversely affect its profitability. In addition, in Canada and in many other countries, pricing and/or profitability of some or all prescription pharmaceuticals and biopharmaceuticals are subject to government control.

If the Company fails to obtain acceptable prices or an adequate level of reimbursement for its products, the sales of its products would be adversely affected or there may be no commercially viable market for its products.

The Company may not obtain adequate protection for its products through its intellectual property.

The Company's success depends, in large part, on its ability to protect its competitive position through patents, trade secrets, trademarks and other intellectual property rights. The patent positions of pharmaceutical and biopharmaceutical firms, including the Company, are uncertain and involve complex questions of law and fact for which important legal issues remain unresolved. The patents issued or to be issued to the Company may not provide the Company with any competitive advantage. The Company's patents may be challenged by third parties in patent litigation, which is becoming widespread in the biopharmaceutical industry. In addition, it is possible that third parties with products that are very similar to the Company's will circumvent its patents by means of alternate designs or processes. The Company may have to rely on method of use protection for its compounds in development and any resulting products, which may not confer the same protection as compounds per se. The Company may be required to disclaim part of the term of certain patents. There may be prior applications of which the Company is not aware that may affect the validity or enforceability of a patent claim. There also may be prior applications which are not viewed by the Company as affecting the validity or enforceability of a claim, but which may, nonetheless ultimately be found to affect the validity or enforceability of a claim. No assurance can be given that the Company's patents would, if challenged, be held by a court to be valid or enforceable or that a competitor's technology or product would be found by a court to infringe the Company's patents. Applications for patents and trademarks in Canada, the United States and in foreign markets have been filed and are being actively pursued by the Company. Pending patent applications may not result in the issuance of patents, and the Company may not develop additional proprietary products which are patentable.

Patent applications relating to or affecting the Company's business have been filed by a number of pharmaceutical and biopharmaceutical companies and academic institutions. A number of the technologies in these applications or patents may conflict with the Company's technologies, patents or patent applications, and such conflict could reduce the scope of patent protection which the Company could otherwise obtain. The Company could become involved in interference proceedings in the United States in connection with one or more of its patents or patent applications to determine priority of invention. The Company's granted patents could also be challenged and revoked in opposition proceedings in certain countries outside the United States.

In addition to patents, the Company relies on trade secrets and proprietary know-how to protect its intellectual property. The Company generally requires its employees, consultants, outside scientific collaborators and sponsored researchers and other advisors to enter into confidentiality agreements. These agreements provide that all confidential information developed or made known to the individual during the course of the individual's relationship with the Company is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of the Company's employees, the agreements provide that all of the technology which is conceived by the individual during the course of employment is the Company's exclusive property. These agreements may not provide meaningful protection or adequate remedies in the event of unauthorized use or disclosure of the Company's proprietary information. In addition, it is possible that third parties could independently develop proprietary information and techniques substantially similar to those of the Company or otherwise gain access to the Company's trade secrets.

The Company currently has the right to use certain technology under license agreements with third parties. The Company's failure to comply with the requirements of material license agreements could result in the termination of such agreements, which could cause the Company to terminate the related development program and cause a complete loss of its investment in that program.

As a result of the foregoing factors, the Company may not be able to rely on its intellectual property to protect its products in the marketplace.

The Company may infringe the intellectual property rights of others.

The Company's commercial success depends significantly on its ability to operate without infringing the patents and other intellectual property rights of third parties. There could be issued patents of which the Company is not aware that its products infringe or patents, that the Company believes it does not infringe, but that it may ultimately be found to infringe. Moreover, patent applications are in some cases maintained in secrecy until patents are issued. The publication of discoveries in the scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made and patent applications were filed. Because patents can take many years to issue, there may be currently pending applications of which the Company is unaware that may later result in issued patents that its products infringe.

The biopharmaceutical industry has produced a proliferation of patents, and it is not always clear to industry participants, including the Company, which patents cover various types of products. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform. The Company is aware of, and has reviewed, third party patents relating to the treatment of Alzheimer's disease, diabetes, and other relevant indication areas. In the event of infringement or violation of another party's patent, the Company may not be able to enter into licensing arrangements or make other arrangements at a reasonable cost. Any inability to secure licenses or alternative technology could result in delays in the introduction of the Company's products or lead to prohibition of the manufacture or sale of the products.

Patent litigation is costly and time consuming and may subject the Company to liabilities.

The Company's involvement in any patent litigation, interference, opposition or other administrative proceedings will likely cause the Company to incur substantial expenses, and the efforts of its technical and management personnel will be significantly diverted. In addition, an adverse determination in litigation could subject the Company to significant liabilities.

The Company operates in a fiercely competitive business environment.

The biopharmaceutical industry is highly competitive. Competition comes from health care companies, pharmaceutical companies, large and small biotech companies, specialty pharmaceutical companies, universities, government agencies and other public and private companies. Research and development by others may render the Company's technology or products non-competitive or obsolete or may result in the production of treatments or cures superior to any therapy the Company is developing or will develop. In addition, failure, unacceptable toxicity, lack of sales or disappointing sales or other issues regarding competitors' products or processes could have a material adverse effect on the Company's product candidates, including its clinical candidates or its lead compounds.

The market price of the Company's Common Shares may experience a high level of volatility due to factors such as the volatility in the market for biotechnology stocks generally, and the short-term effect of a number of possible events.

The Company is a public growth company in the biotechnology sector. As frequently occurs among these companies, the market price for the Company's Common Shares may experience a high level of volatility. Numerous factors, including many over which the Company has no control, may have a significant impact on the market price of Common Shares including, among other things, (i) clinical and regulatory developments regarding the Company's products and product candidates and those of its competitors, (ii) arrangements or strategic partnerships by the Company, (iii) other announcements by the Company or its competitors regarding technological, product development, sales or other matters, (iv) patent or other intellectual property achievements or adverse developments, (v) arrivals or departures of key personnel; (vi) government regulatory action affecting the Company's product candidates in the United States, Canada and foreign countries, (vii) actual or anticipated fluctuations in the Company's revenues or expenses, (viii) general market conditions and fluctuations for the emerging growth and biopharmaceutical market sectors, (ix) reports of securities analysts regarding the expected performance of the Company, and (x) events related to threatened, new or existing litigation. Listing on NASDAQ and the TSX may increase share price volatility due to various factors including, (i) different ability to buy or sell the Company's Common Shares, (ii) different market conditions in different capital markets; and (iii) different trading volume.

In addition, the stock market in recent years has experienced extreme price and trading volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. These broad market fluctuations may adversely affect the price of Common Shares, regardless of the Company's operating performance. In addition, sales of substantial amounts of Common Shares in the public market after any offering, or the perception that those sales may occur, could cause the market price of Common Shares to decline.

Furthermore, shareholders may initiate securities class action lawsuits if the market price of the Company's stock drops significantly, which may cause the Company to incur substantial costs and could divert the time and attention of its management.

The Company is highly dependent on third parties.

The Company is or may in the future be dependent on third parties for certain raw materials, product manufacture, marketing and distribution and, like other biotechnology and pharmaceutical companies, upon medical institutions to conduct clinical testing of its potential products. Although the Company does not anticipate any difficulty in obtaining any such materials and services, no assurance can be given that the Company will be able to obtain such materials and services.

The Company is subject to intense competition for its skilled personnel, and the loss of key personnel or the inability to attract additional personnel could impair its ability to conduct its operations.

The Company is highly dependent on its management and its clinical, regulatory and scientific staff, the loss of whose services might adversely impact its ability to achieve its objectives. Recruiting and retaining qualified management and clinical, scientific and regulatory personnel is critical to the Company's success. Competition for skilled personnel is intense, and the Company's ability to attract and retain qualified personnel may be affected by such competition.

The Company's business involves the use of hazardous materials which requires the Company to comply with environmental regulation.

The Company's discovery and development processes involve the controlled use of hazardous materials. The Company is subject to federal, provincial and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. The risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any damages that result, and any such liability could exceed the Company's resources. The Company may not be adequately insured against this type of liability. The Company may be required to incur significant costs to comply with environmental laws and regulations in the future, and its operations, business or assets may be materially adversely affected by current or future environmental laws or regulations.

Legislative actions, potential new accounting pronouncements and higher insurance costs are likely to impact the Company's future financial position or results of operations.

Compliance with changing regulations regarding corporate governance and public disclosure, notably with respect to internal controls over financial reporting, may result in additional expenses. Changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for companies such as ours, and insurance costs are increasing as a result of this uncertainty.

Future health care reforms may produce adverse consequences.

Health care reform and controls on health care spending may limit the price the Company can charge for any products and the amounts thereof that it can sell. In particular, in the United States, the federal government and private insurers have considered ways to change, and have changed, the manner in which health care services are provided. Potential approaches and changes in recent years include controls on health care spending and the creation of large purchasing groups. In the future, the U.S. government may institute further controls and different reimbursement schemes and limits on Medicare and Medicaid spending or reimbursement. These controls, reimbursement schemes and limits might affect the payments the Company could collect from sales of any of its products in the United States. Uncertainties regarding future health care reform and private market practices could adversely affect the Company's ability to sell any products profitably in the United States. Election of new or different political or government officials in large market countries could lead to dramatic changes in pricing, regulatory approval legislation and reimbursement which could have material impact on product approvals and commercialization.

The Company faces an unproven market for its future products.

The Company believes that there will be many different applications for products successfully derived from its technologies and that the anticipated market for products under development will continue to expand. No assurance, however, can be given that these beliefs will prove to be correct due to competition from existing or new products and the yet to be established commercial viability of the Company's products. Physicians, patients, formularies, third party payers or the medical community in general may not accept or utilize any products that the Company or its collaborative partners may develop.

The Company may be faced with future lawsuits related to secondary market liability.

Securities legislation in Canada has recently changed to make it easier for shareholders to sue. These changes could lead to frivolous law suits which could take substantial time, money, resources and attention or force the Company to settle such claims rather than seek adequate judicial remedy or dismissal of such claims.

The Company may encounter unforeseen emergency situations.

Despite the implementation of security measures, any of the Company's, its collaborators' or its third party service providers' internal computer systems are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failure. Any resulting system failure, accident or security breach could result in a material disruption of the Company's operations.

The Company's technologies may become obsolete.

The pharmaceutical industry is characterized by rapidly changing markets, technology, emerging industry standards and frequent introduction of new products. The introduction of new products embodying new technologies, including new manufacturing processes, and the emergence of new industry standards may render the Company's technologies obsolete, less competitive or less marketable.

Our product candidates may cause undesirable serious adverse events during clinical trials that could delay or prevent their regulatory authorization, approval or other permission to conduct further testing or commence commercialization.

Our product candidates in clinical development, including ELND005 (AZD-103), can potentially cause adverse events. Most recently, together with our collaborator, Elan, we completed a Phase II study that evaluated three dose groups of ELND005 (AZD-103) and a placebo group in mild to moderate Alzheimer's disease patients. The study included four treatment arms: placebo, 250mg bid, 1000mg bid and 2000mg bid. The two high dose ELND005 (AZD-103) groups were electively discontinued in 2009 by the companies due to an observed imbalance of serious adverse events, including deaths. No causal relationship could be determined between these higher doses and the events.

Of the 351 subjects who received study drug, a total of 171 subjects received either 250mg bid or placebo, the rest were in the two discontinued high dose groups. The overall incidence of adverse events in the 250mg bid and placebo groups was 87.5% versus 91.6%; and the incidence of withdrawals due to adverse events was 10.2% versus 9.6%, respectively. The incidence of serious adverse events in the 250mg bid and placebo groups was 21.6% versus 13.3%, but the incidence of serious adverse events that were considered drug related was 2.3% and 2.4%, respectively. The total number of deaths in the study was five and four in the 1000mg bid and 2000mg bid dose groups versus one and zero in the 250mg bid and placebo groups, respectively. These deaths occurred between August 2008 and November 2009. The study's independent safety monitoring committee reviewed the final safety results and continued to conclude that a causal relationship between the deaths and drug could not be determined.

The most common adverse events in the 250mg bid group that were >5% in incidence and double the placebo rate were: falls (12.5% vs. placebo 6%), depression (11.4% vs. placebo 4.8%), and confusional state (8% vs. placebo 3.6%). Because our product candidates have been tested in relatively small patient populations and for limited durations, additional adverse events may be observed as their development progresses.

Adverse events caused by any of our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in the denial of regulatory approval by the FDA or other non-U.S. regulatory authorities for any or all targeted indications. This, in turn, could prevent the commercialization of our product candidates and the generation of revenues from their sale. In addition, if our product candidates receive authorization, marketing approval or other permission and we or others later identify adverse events caused by the product:

- regulatory authorities may withdraw their authorization, approval, or other permission to test or market the candidate product;
- we may be required to recall the product, change the way the product is administered, conduct additional clinical trials or change the labeling of the product;
- a product may become less competitive and product sales may decrease; or
- our reputation may suffer.

Any one or a combination of these events could prevent us from achieving or maintaining market acceptance or could substantially increase the costs and expenses of commercializing the product candidate, which in turn could delay or prevent us from generating significant revenues from the sale of such products.

We may be subject to costly product liability claims and may not have adequate insurance.

The conduct of clinical trials in humans involves the potential risk that the use of our product candidates will result in adverse effects. We currently maintain product liability insurance for our clinical trials; however, such liability insurance may not be adequate to fully cover any liabilities that arise from clinical trials of our product candidates. We may not have sufficient resources to pay for any liabilities resulting from a claim excluded from, or beyond the limit of, our insurance coverage.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company's most recently filed Annual Information Form, can be found on SEDAR at www.SEDAR.com.

MANAGEMENT'S RESPONSIBILITY TO FINANCIAL STATEMENTS

The accompanying consolidated financial statements of Transition Therapeutics Inc. have been prepared by management and have been approved by the Board of Directors. Management is responsible for the information and representation contained in these consolidated financial statements.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards and include some amounts that are based on best estimates and judgments.

Management, to meet its responsibility for integrity and objectivity of the data in the consolidated financial statements, has developed and maintains a system of internal accounting controls. Management believes that this system of internal accounting controls provides reasonable assurance that the financial records are reliable and form a proper basis for preparation of the consolidated financial statements, and that the assets are properly accounted for and safeguarded.

The Audit Committee reviews the consolidated financial statements, adequacy of internal controls, audit process and financial reporting with management. The Audit Committee, which consists of three directors not involved in the daily operations of the Company, reports to the Board of Directors prior to their approval of the audited consolidated financial statements for publication.

The shareholders' auditors have full access to the Audit Committee, with and without management being present, to discuss the consolidated financial statements and to report their findings from the audit process. The consolidated financial statements have been examined by the shareholders' independent auditors, PricewaterhouseCoopers LLP Chartered Accountants, and their report is provided herein.

Tony Cruz
Chief Executive Officer

Nicole Rusaw-George
Chief Financial Officer

September 7, 2012

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of Transition Therapeutics Inc.

We have audited the accompanying consolidated financial statements of Transition Therapeutics Inc. and its subsidiaries, which comprise the consolidated balance sheets as at June 30, 2012, June 30, 2011 and July 1, 2010 and the consolidated statements of loss and comprehensive loss, cash flows and shareholders' equity for the years ended June 30, 2012 and June 30, 2011 and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management's responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessments of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. We were not engaged to perform an audit of the company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Transition Therapeutics Inc. and its subsidiaries as at June 30, 2012, June 30, 2011 and July 1, 2010 and their financial performance and their cash flows for the years ended June 30, 2012 and June 30, 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

PricewaterhouseCoopers LLP

Chartered Accountants, Licensed Public Accountants
September 7, 2012
Toronto, Ontario

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the years ended June 30, 2012 and 2011

CONSOLIDATED BALANCE SHEETS

(In Canadian dollars)

	Note	June 30 2012 $	June 30, 2011 $	July 1, 2010 $
Assets				
Current assets				
Cash and cash equivalents	6	**12,955,081**	17,422,364	16,570,033
Short term investments	6	**6,057,264**	5,038,356	10,507,822
Trade and other receivables		**43,658**	155,477	125,501
Investment tax credits receivable		**241,951**	368,624	206,313
Prepaid expenses and deposits		**316,286**	751,000	549,218
		19,614,240	23,735,821	27,958,887
Non-current assets				
Property and equipment		**215,000**	400,581	605,637
Intangible assets	7	**17,263,790**	19,043,086	21,095,002
Total assets		**37,093,030**	43,179,488	49,659,526
Liabilities				
Current liabilities				
Trade and other payables	8	**1,178,915**	945,360	2,090,403
Current portion of contingent consideration payable	11	**2,321,373**	2,321,373	-
Deferred revenue	9	**-**	-	1,299,994
		3,500,288	3,266,733	3,390,397
Non-current liabilities				
Contingent consideration payable	11	**1,434,958**	1,434,958	3,081,500
Leasehold inducement		**34,295**	45,727	57,160
		4,969,541	4,747,418	6,529,057
Equity attributable to owners of the Company				
Share capital	12	**165,334,259**	160,498,537	160,498,537
Contributed surplus	12	**13,168,411**	11,840,574	4,800,368
Share-based payment reserve	12	**2,977,032**	3,179,327	9,228,319
Deficit		**(149,356,213)**	(137,086,368)	(131,396,755)
		32,123,489	38,432,070	43,130,469
Total liabilities and equity		**37,093,030**	43,179,488	49,659,526
Contingencies and commitments	17			
Subsequent event	22			

These notes are an integral part of these consolidated financial statements.

On behalf of the Board:

Tony Cruz, Director

Christopher Henley, Director

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

For the years ended June 30, 2012 and 2011 *(In Canadian dollars)*

	Note	2012 $	2011 $
Revenues			
Licensing fees	9	-	10,251,394
Direct costs of services	9	-	1,299,994
Gross Profit		-	8,951,400
Expenses			
Research and development	15	8,198,725	8,493,975
Selling, general and administrative expenses	15	4,407,280	5,208,317
Loss on disposal of property and equipment		125,748	116,312
		12,731,753	13,818,604
Operating Loss		(12,731,753)	(4,867,204)
Interest income		165,070	201,085
Interest expense		(851)	(530)
Foreign exchange gain (loss)		297,689	(348,133)
Change in fair value of contingent consideration payable	11	-	(674,831)
Net loss and comprehensive loss for the year		(12,269,845)	(5,689,613)
Basic and diluted net loss per common share	16	(0.48)	(0.25)

The notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

For the years ended June 30, 2012 and 2011 *(In Canadian dollars, except share data)*

	Note	Number of common shares #
Balance, July 1, 2011		**23,217,599**
Net loss and comprehensive loss for the year		
Shares issued pursuant to a private placement	**12b**	**3,703,703**
Share options expired or cancelled	**12c**	**-**
Share-based payment compensation expense	**12c**	**-**
Balance, June 30, 2012		**26,921,302**
Balance, July 1, 2010		23,217,599
Net loss and comprehensive loss for the year		
Share options expired or cancelled	12c	-
Share-based payment compensation expense	12c	-
Balance, June 30, 2011		23,217,599

The notes are an integral part of these consolidated financial statements.

Attributable to equity holders of the company

	Share capital $	Contributed surplus $	Share-based payment reserve $	Deficit $	Total equity $
	160,498,537	**11,840,574**	**3,179,327**	**(137,086,368)**	**38,432,070**
				(12,269,845)	**(12,269,845)**
	4,835,722	**-**	**-**	**-**	**4,835,722**
	-	**1,327,837**	**(1,327,837)**	**-**	**-**
	-	**-**	**1,125,542**	**-**	**1,125,542**
	165,334,259	**13,168,411**	**2,977,032**	**(149,356,213)**	**32,123,489**
	160,498,537	4,800,368	9,228,319	(131,396,755)	43,130,469
				(5,689,613)	(5,689,613)
	-	7,040,206	(7,040,206)	-	-
	-	-	991,214	-	991,214
	160,498,537	11,840,574	3,179,327	(137,086,368)	38,432,070

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended June 30, 2012 and 2011 *(In Canadian dollars)*

	Note	2012 $	2011 $
Cash flows from operating activities			
Net loss for the period		(12,269,845)	(5,689,613)
Adjustments for:			
Depreciation and amortization		1,834,496	2,106,878
Share-based payment compensation expense		1,125,542	991,214
Loss on disposal of property and equipment		125,748	116,312
Change in fair value of contingent consideration payable		-	674,831
Accrued interest		(1,072)	(38,356)
Unrealized foreign exchange (gain) loss		(416,127)	258,074
Deferred revenue recognized		-	(1,299,994)
Change in working capital	18	906,761	(1,539,112)
Net cash used in operating activities		(8,694,497)	(4,419,766)
Cash flows from investing activities			
Maturity of short term investments		7,568,186	18,488,538
Purchase of short term investments		(8,586,022)	(12,980,716)
Proceeds on disposal of property and equipment		-	41,985
Purchase of property and equipment		(6,799)	(19,636)
Net cash (used in) provided by investing activities		(1,024,635)	3,530,171
Cash flows from financing activities			
Net proceeds from private placement	12	4,835,722	-
Net cash provided by financing activities		4,835,722	-
Foreign exchange gains/(losses) on cash and cash equivalents		416,127	(258,074)
Net (decrease) increase in cash and cash equivalents		(4,467,283)	852,331
Cash and cash equivalents at beginning of year		17,422,364	16,570,033
Cash and cash equivalents at end of year	6	12,955,081	17,422,364

The notes are an integral part of these consolidated financial statements.

June 30, 2012 *(In Canadian dollars)*

1. GENERAL INFORMATION AND NATURE OF OPERATIONS

Transition Therapeutics Inc. and its subsidiaries (together the Company or Transition) was incorporated by Articles of Incorporation under the Business Corporations Act (Ontario) on July 6, 1998. The Company is a public company with common shares listed on both the NASDAQ and Toronto Stock Exchange and is incorporated and domiciled in Canada. The address of its registered office is 101 College Street, Suite 220, Toronto, Ontario, Canada.

The Company is a product-focused biopharmaceutical company developing therapeutics for disease indications with large markets. The Company's lead technologies are focused on the treatment of Alzheimer's disease and diabetes.

The success of the Company is dependent on bringing its products to market, obtaining the necessary regulatory approvals and achieving future profitable operations. The continuation of the research and development activities and the commercialization of its products are dependent on the Company's ability to successfully complete these activities and to obtain adequate financing through a combination of financing activities and operations. It is not possible to predict either the outcome of future research and development programs or the Company's ability to fund these programs going forward.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all periods presented, unless otherwise stated.

2.1 Basis of preparation and adoption of IFRS

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The consolidated financial statements have been prepared using the historical cost convention except for the revaluation of certain financial assets and financial liabilities to fair value, including the contingent consideration payable.

The preparation of financial statements in conformity with IFRS requires use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.

Application of IFRS 1, First-time Adoption of IFRS (IFRS 1)

The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants (CICA). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards, and require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011 (July 1, 2011 for the Company). Accordingly the Company has commenced reporting on this basis in these consolidated financial statements. In these consolidated financial statements, the term Canadian GAAP refers to Canadian GAAP before adoption of IFRS.

Subject to certain transition elections disclosed in Note 3, the Company has consistently applied the same accounting policies in its opening IFRS balance sheet at July 1, 2010 and throughout all periods presented, as if these policies had always been in effect. Note 3 discloses the impact of the transition to IFRS on the Company's reported balance sheet, financial performance and cash flows, including the nature and effect of significant changes in accounting policies from those used in the Company's consolidated financial statements for the year ended June 30, 2011.

The policies applied in these consolidated financial statements are based on IFRS issued and outstanding as of September 7, 2012, the date the Board of Directors approved the statements.

2.2 Consolidation

These consolidated financial statements incorporate the assets and liabilities of Transition and its wholly owned subsidiaries: Transition Therapeutics Leaseholds Inc., Waratah Pharmaceuticals Inc. and Transition Therapeutics (USA) Inc. Intercompany transactions, balances and unrealized gains/losses on transactions between group companies are eliminated.

Subsidiaries are all those entities over which the Company has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company and de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities assumed at the date of exchange. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Company's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statement of comprehensive loss.

2.3 FOREIGN CURRENCY TRANSLATION

Functional and presentation currency

Items included in the consolidated financial statements are measured using the currency of the primary economic environment in which the Company operates (the functional currency). These consolidated financial statements are presented in Canadian dollars, which is the Company's functional and presentation currency.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of comprehensive loss.

2.4 Property and equipment

Property and equipment is recorded at historical cost less depreciation. Historical cost includes expenditures that are directly attributable to the acquisition of the asset. Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of a replaced asset is derecognized when it is replaced. Repairs and maintenance costs are charged to the consolidated statement of comprehensive loss during the period in which they are incurred. Depreciation of property and equipment is calculated using either the straight-line or diminishing balance methods to allocate the cost of each item over its estimated useful life, as follows:

Asset class	Percentage	Method
Computer equipment	30% - 45%	Diminishing balance
Office equipment and furniture	20%	Diminishing balance
Laboratory equipment	20%	Diminishing balance
Leasehold improvements	Term of lease plus one renewal period	Straight-line

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

On disposal of items of property and equipment, the cost and related accumulated depreciation and impairments are removed from the consolidated balance sheet and the net amount, less any proceeds, is taken to the consolidated statement of comprehensive loss.

2.5 Intangible assets

Intangible assets consist of intellectual property in the form of technology, patents, licenses and compounds. Separately acquired intangible assets are recorded at historical cost. Intangible assets acquired in a business combination are recognized at fair value at the acquisition date. All intangible assets have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method to allocate the cost of the intangible assets over their estimated useful lives of 15 to 20 years.

2.6 Impairment of non-financial assets

Property and equipment and intangible assets that are subject to amortization or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units). Non-financial assets that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

2.7 Financial Instruments: Classification and Measurement

IFRS 9 was issued in November, 2009 and replaces parts of IAS 39 that relate to the classification and measurement of financial assets. IFRS 9 requires financial assets to be classified into two measurement categories: those measured at fair value and those measured at amortized cost. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition. Adoption of IFRS 9 is mandatory from January 1, 2015 and earlier adoption is permitted. The Company has adopted IFRS 9 from July 1, 2010 as well as the related consequential amendments to other IFRSs, because this new accounting policy provides reliable and more relevant information for users to assess the amounts, timing and uncertainty of future cash flows.

The Company has assessed the financial assets held by the Company at July 1, 2010, the date of initial application of IFRS 9. Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Financial assets measured at amortized cost

Cash and cash equivalents, short term investments and trade and other receivables meet the requirements of IFRS 9 and are measured at amortized cost as these assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and have fixed maturities that the Company intends to hold until maturity. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets.

Financial liabilities measured at fair value

The Company's contingent consideration payable is measured at fair value at each reporting period with changes in the fair value being recorded in the consolidated statement of comprehensive loss. The estimate of fair value is based on management's best estimate of the timing and probability of having to make the contingent payments, discounted at the Company's weighted average cost of capital.

Fair Value Hierarchy

The Company categorizes its financial assets and liabilities that are recognized at fair value in the consolidated financial statements into one of three different levels. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of the three levels, which is determined by the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

Level 1 – inputs are based upon unadjusted quoted prices for identical instruments traded in active markets;

Level 2 – inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities;

Level 3 – inputs are generally unobservable and typically reflect management's estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

2.8 Impairment of financial assets

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a loss event) and that loss event has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

The amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the financial asset's original effective interest rate. The asset's carrying amount is reduced and the amount of the loss is recognized in the consolidated statement of comprehensive loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the reversal of the previously recognized impairment is recognized in the consolidated statement of comprehensive loss.

2.9 Investment tax credits

Investment tax credits (ITCs) are accounted for as government assistance and are accrued when qualifying expenditures are made and there is reasonable assurance that the credits will be realized. Government assistance is accounted for using the cost reduction method, whereby they are netted against the related research and development expenses or capital expenditures to which they relate.

2.10 Trade and other receivables

Trade and other receivables are amounts due for services performed in the ordinary course of business. If collection is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets.

Trade and other receivables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment.

2.11 Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held with banks and other short-term highly liquid investments with original maturities of three months or less.

2.12 Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issuance of new shares or options are shown in equity as a deduction, net of income tax, from the proceeds received.

2.13 Trade and other payables

Trade and other payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade and other payables are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities.

2.14 Current and deferred income tax

The income tax expense for the period comprises current and deferred tax. Income tax is recognized in the consolidated statement of comprehensive loss except to the extent that it relates to items recognized directly in equity, in which case the income tax is also recognized directly in equity.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects either accounting, taxable profit or loss. Deferred income tax is determined using tax rates and laws that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that the assets can be recovered.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

2.15 Share-based payments

The Company has a stock option plan which is an equity settled, share-based payment compensation plan, under which the Company receives services from employees or consultants as consideration for equity instruments of the Company. The stock option plan is open to directors, officers, employees, members of the Scientific Advisory Board and consultants of the Company. The fair value of the employees or consultants services received in exchange for the grant of the options is recognized as an expense over the service period using the graded vesting method.

The fair value of stock options is estimated using the Black-Scholes option pricing model. This model requires the input of a number of assumptions, including expected dividend yield, expected share price volatility, expected time until exercise and risk-free interest rates. Although the assumptions used reflect management's best estimates, they involve inherent uncertainties based on conditions outside of the Company's control. Changes in these assumptions could significantly impact share-based payment compensation.

The share-based payment reserve, included in equity is reduced as the options are exercised or when the options expire unexercised. If the share options are exercised, cancelled or forfeited, the amount initially recorded for the options in share-based payment reserve is credited to common shares or contributed surplus, along with the proceeds received on the exercise. If the share options expire unexercised, the amount initially recorded for the options in the share based payment reserve is credited to contributed surplus.

2.16 Revenue recognition

Revenue comprises the fair value of consideration received or receivable for the sale of services in the ordinary course of the Company's activities. The Company recognizes revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and when specific criteria have been met for each of the Company's activities as described below.

The Company generally enters into two types of revenue producing arrangements with pharmaceutical companies: licensing arrangements and collaboration / co-development arrangements ("collaborations").

Licensing arrangements

Under a licensing arrangement the Company transfers the rights of a compound or series of compounds to a counterparty who directs the development, manufacture and commercialization of the product. The Company's additional involvement is limited to involvement in a joint steering committee which the Company generally considers protective in nature. In return, the Company will generally receive an upfront fee, additional payments based on specifically defined developmental, regulatory, and commercial milestones, and a royalty based on a percentage of future sales of the product.

Revenue related to up-front payments received in licensing arrangements are deferred and amortized into income over the estimated term of the arrangement. Revenue from milestone payments are recognized when the milestones are achieved.

Collaboration arrangements

Under a collaboration arrangement the Company participates in the development by paying a fixed share of the development and commercialization costs in return for a fixed percentage of the product's future profits. For contributing rights to the intellectual property the co-collaborator will pay the Company an upfront fee and additional payments based on specifically defined developmental and regulatory milestones. Collaboration agreements generally require the Company to participate in joint steering committees and to participate actively in the research and development of the product.

The Company accounts for collaboration arrangements using the percentage of completion model. Under this method, revenue is recorded as related costs are incurred, on the basis of the proportion of actual costs incurred to date, related to the estimated total costs to be incurred under the arrangement. The cumulative impact of any revisions in cost and earnings estimates are reflected in the period in which the need for a revision becomes known. In the event that there are significant uncertainties with respect to the outcome of the contract, the Company uses a zero profit model whereby revenue will be recognized equal to direct costs incurred, but not in excess of cash received or receivable. Losses on these contracts are recorded in the period in which management has determined that a loss is expected.

The Company uses an input based measure, primarily direct costs or other appropriate inputs, to determine the percent complete because the Company believes that the inputs are representative of the value being conveyed through the research and development activities. The Company believes that using direct costs as the unit of measure of percentage complete also most closely reflects the level of effort related to the Company's performance under the arrangement. Direct costs are those costs that directly result in the culmination of an earnings process for which the counterparty to the arrangement receives a direct benefit. The nature of these costs are third party and internal costs associated with conducting clinical trial activities, allocated payroll related costs for representatives participating on the joint steering

June 30, 2012 *(In Canadian dollars)*

committee and sales and marketing costs during the co-commercialization period. Direct costs specifically exclude costs that are of a general and administrative nature.

Amounts resulting from payments received in advance of revenue recognized are recorded as deferred revenue.

The Company is required to assess the profitability of the overall arrangement on a periodic basis throughout the life of the arrangement when events or circumstances indicate a potential change in facts. Such assessment is based on estimates to determine the most likely outcome based on available facts and circumstances at each assessment date. The estimates include the consideration of factors such as the progress and timing of clinical trials, competition in the market, the development progress of other potential competitive therapies, drug related serious adverse events and other safety issues in the clinical trials, pricing reimbursement in relevant markets and historical costs incurred compared to original estimates. When the periodic assessment or other events or circumstances indicate a loss will result from performance under the arrangement, the entire amount of the loss is charged to the statement of comprehensive consolidated loss in the period in which the determination is made.

2.17 Research and development

Research and development expenses include salaries, share-based payments, clinical trial costs, manufacturing and research inventory. Research and development expenditure is charged to the consolidated statement of comprehensive loss in the period in which it is incurred. Development expenditure is capitalized when the criteria for recognizing an asset are met.

Research inventories

Inventories consist of materials that are used in future studies and clinical trials, and are measured at the lower of cost and net realizable value. Net realizable value is measured at the estimated selling price of the inventory less estimated costs of completion and estimated costs to make the sale. The amount of the write-down of inventories is included in research and development expense in the period the loss occurs, which is currently at the time the inventory is acquired since the Company does not intend to sell the material used in studies and clinical trials.

2.18 Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are expensed on a straight-line basis over the term of the lease.

2.19 IFRS issued but not yet adopted

In May, 2011, the IASB issued the following standards which have not been adopted by the Company:

IFRS 10 – Consolidated Financial Statements ("IFRS 10")

IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation – Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements.

IFRS 13 – Fair Value Measurement ("IFRS 13")

IFRS 13 is a comprehensive standard for the fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.

IFRS 10 and IFRS 13 are effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. The Company has not yet begun the process of assessing the impact that the new and amended standards will have on its consolidated financial statements or whether to early adopt either of these new standards.

3. TRANSITION TO IFRS

The effect of the company's transition to IFRS, described in Note 2, is summarized in this note as follows:

(i) Transition elections;

(ii) Reconciliation of equity and comprehensive loss previously reported under Canadian GAAP to IFRS;

(iii) Explanatory notes; and

(iv) Adjustments to the statement of cash flows.

(i) The Company has applied the following transition exceptions and exemptions to full retrospective application of IFRS:

As described in note (iv)	
Business combinations	(a)
Share-based payments	(d)

The Company has applied the following mandatory exemptions in its transition to IFRS:

(a) Estimates – The Company has applied estimates as at the date of transition to IFRS consistent with the estimates applied in its previous Canadian GAAP consolidated financial statements;

(b) Derecognition of financial assets and financial liabilities, hedge accounting and non-controlling interest – These exemptions under IFRS1 are not applicable to the Company as the Company does not have any of these transactions or balance reported under its previous Canadian GAAP consolidated financial statements.

June 30, 2012 *(In Canadian dollars)*

(ii) Reconciliation of equity previously reported under Canadian GAAP to IFRS:

		As at June 30, 2011			As at July 1, 2010		
	Note	Canadian GAAP $	Adjustment $	IFRS $	Canadian GAAP $	Adjustment $	IFRS $
Assets							
Current assets							
Cash and cash equivalents		17,422,364	-	17,422,364	16,570,033	-	16,570,033
Short term investments		5,038,356	-	5,038,356	10,507,822	-	10,507,822
Trade and other receivables		155,477	-	155,477	125,501	-	125,501
Investment tax credits receivable		368,624	-	368,624	206,313	-	206,313
Prepaid expenses and deposits		751,000	-	751,000	549,218	-	549,218
		23,735,821	-	23,735,821	27,958,887	-	27,958,887
Non-current assets							
Property and equipment		400,581	-	400,581	605,637	-	605,637
Intangible assets		19,043,086	-	19,043,086	21,095,002	-	21,095,002
Total assets		43,179,488	-	43,179,488	49,659,526	-	49,659,526
Liabilities							
Current liabilities							
Trade and other payables		945,360	-	945,360	2,090,403	-	2,090,403
Current portion of contingent consideration payable	c	-	2,321,373	2,321,373	-	-	-
Deferred revenue	b	-	-	-	-	1,299,994	1,299,994
		945,360	2,321,373	3,266,733	2,090,403	1,299,994	3,390,397

		As at June 30, 2011			As at July 1, 2010		
	Note	Canadian GAAP $	Adjustment $	IFRS $	Canadian GAAP $	Adjustment $	IFRS $
Non-current liabilities							
Deferred revenue	b	-	-	-	20,719,750	(20,719,750)	-
Contingent consideration payable	c	-	1,434,958	1,434,958	-	3,081,500	3,081,500
Leasehold inducement		45,727	-	45,727	57,160	-	57,160
		991,087	3,756,331	4,747,418	22,867,313	(16,338,256)	6,529,057
Equity attributable to owners of the company							
Share capital		160,498,537	-	160,498,537	160,498,537	-	160,498,537
Contributed surplus		11,840,574	-	11,840,574	4,800,368	-	4,800,368
Share-based payment reserve	d	2,790,478	388,849	3,179,327	7,337,480	1,890,839	9,228,319
Deficit	b					19,419,756	
	c		(3,756,331)			(3,081,500)	
	d		(388,849)			(1,890,839)	
		(132,941,188)		(137,086,368)	(145,844,172)		(131,396,755)
		42,188,401	(3,756,331)	38,432,070	26,792,213	(16,338,256)	43,130,469
Total liabilities and equity		43,179,488	-	43,179,488	49,659,526	-	49,659,526

June 30, 2012 *(In Canadian dollars)*

(iii) Reconciliation of comprehensive loss as previously reported under Canadian GAAP to IFRS:

		For the year ended June 30, 2011		
	Note	Canadian GAAP $	Adjustment $	IFRS $
Revenues				
Licensing fees	b	29,671,150	(19,419,756)	10,251,394
Cost of services	e	-	1,299,994	1,299,994
Gross Profit		29,671,150	20,719,750	8,951,400
Expenses				
Research and development	d, e	7,972,204	377,225	8,349,429
Selling, general and administration	d, e	6,425,194	(1,072,331)	5,352,863
Amortization	e	2,106,878	(2,106,878)	-
Loss on disposal of property and equipment		116,312	-	116,312
		16,620,588	(2,801,984)	13,818,604
Operating income (loss)		13,050,562	17,917,766	(4,867,204)
Interest income		200,555	530	201,085
Interest expense		-	(530)	(530)
Foreign exchange loss		(348,133)	-	(348,133)
Change in fair value of contingent consideration payable	c	-	674,831	(674,831)
Net income (loss) and comprehensive income (loss) for the year		12,902,984	(18,592,597)	(5,689,613)

(iv) Explanatory notes

a) Business combinations

In accordance with IFRS transition provisions, the Company elected to apply IFRS 3 relating to business combinations prospectively from July 1, 2010. As such, Canadian GAAP balances relating to business combinations entered into before that date have been carried forward without adjustment.

b) Deferred Revenue

Under IAS 18 – Revenue (IAS 18), the Company has recognized revenue on the Elan Pharma International Limited (Elan) contract based on the percentage of completion methodology. Due to the uncertainties in estimating the outcome of this contract, revenue has been recognized only to the extent of the direct costs incurred. Under Canadian GAAP as at July 1, 2010, the Company had deferred revenue of $20,719,750 in respect of this contract. Accordingly, at July 1, 2010, the Company has recognized revenue of $19,419,756 relating to the Company's agreement with Elan under IAS 18 compared to nil in accordance with Canadian GAAP. For the year ended June 30, 2011, revenue of $1,299,994 was recognized under IAS 18 compared to $20,719,750 respectively under Canadian GAAP.

c) Contingent Consideration Payable

The Company acquired the ELND-005 (AZD-103) technology from Ellipsis Neurotherapeutic Inc. ("ENI"). Under the terms of the step-acquisition agreement with ENI, the Company is committed to pay the former shareholders of ENI contingent clinical milestones potentially totaling $10.9 million payable in cash or Transition common shares at the then market price. Under IFRS, this contingent consideration is required to be measured as a financial liability at fair value and re-measured at each reporting date. Under Canadian GAAP, no liability was recognized. Accordingly, the Company recognized a liability at July 1, 2010 which represents the fair value of the contingent consideration payable. The Company determined the fair value of the contingent consideration payable to be $3,081,500 as at July 1, 2010 and a non-current liability has been recognized in this amount and the deficit has been reduced accordingly. As at June 30, 2011, the fair value of the contingent consideration payable is $3,756,331 and $674,831 has been recorded as a change in the fair value of the contingent consideration payable in the consolidated statement of comprehensive loss for the year ended June 30, 2011.

d) Share-based payments

The Company has applied the IFRS 1 exemption from retrospective application of IFRS 2 share-based payments and accordingly has not restated the consolidated financial statements for stock options vested prior to July 1, 2010. Under Canadian GAAP, the Company measures stock-based compensation for stock option grants at their fair value determined using the Black-Scholes option pricing formula and expenses this equally over the options' vesting terms. IFRS requires the fair value of stock options granted to be expensed on an accelerated basis over the options' vesting term using a method called graded vesting.

Under Canadian GAAP, the Company recognizes the effect of forfeitures as they occur. Under IFRS, the Company is required to estimate the expected rate of stock option forfeiture at the grant date and adjust the number of options included in the measurement of the compensation expense.

As a result of the above-mentioned Canadian GAAP and IFRS share based payment differences, the Company has recorded a cumulative adjustment at July 1, 2010 within the components of shareholders' equity that increased share-based payment reserve by $1,890,839, and increase the deficit by $1,890,839. For the year ended June 30, 2011, the effect of these adjustments is a reduction in the share-based payment compensation expense and share-based payment reserve of $1,501,990 of which $557,690 was adjusted to research and development expense and $944,300 to selling, general and administrative expense.

e) Presentation of the consolidated statement of comprehensive loss

In accordance with IAS 1 – Presentation, the Company has reclassified certain amounts in the consolidated statement of comprehensive loss for the year ended June 30, 2011 as follows:

	2011
Cost of services	1,299,994
Research and development expense	(1,299,994) 2,082,755
Selling, general and administrative expense	24,123
Amortization	(2,106,878)

June 30, 2012 *(In Canadian dollars)*

f) Adjustments to the consolidated statement of cash flows

The transition from Canadian GAAP to IFRS had no significant impact on cash flows generated by the Company.

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of the consolidated financial statements in conformity with IFRS requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. The Company bases its estimates and judgments on historical experience and on various other assumptions that it considers to be reasonable. The resulting accounting estimates will, by definition, seldom equal the related actual results. Actual results may differ from these estimates under different assumptions or conditions.

The most significant estimates included in these consolidated financial statements are the evaluation of the profitability of a revenue contract, the valuation and amortization of intangible assets, recognition of deferred income tax assets, valuation of contingent consideration payable and share-based payments.

Valuation and Amortization of Intangible Assets

The Company's intangible assets are comprised of purchased or licensed pharmaceutical compounds, technology and patents. The costs of the Company's intangible assets are amortized over the estimated useful life ranging from 15 to 20 years. Factors considered in estimating the useful life of the intangible asset include the expected use of the asset by the Company, legal, regulatory and contractual provisions that may limit the useful life, the effects of competition and other economic factors, and the level of expenditures required to obtain the expected future cash flows from the intangible asset. The Company re-evaluates the useful life when there has been a change in these factors. The Company assesses its intangible assets for recoverability whenever indicators of impairment exist. When the carrying value of an asset is greater than its recoverable amount, which is the higher of its value in use or fair value less costs to sell, an impairment loss is recognized.

Valuation of Contingent Consideration Payable

The contingent consideration is measured at fair value based on level 3 inputs. The contingent consideration is not based on observable inputs and is measured using a discounted cash flow analysis of expected payments in future periods. The significant estimates used in the fair value calculations are as follows:

(a) Management has estimated the timing of the milestone payments based on current expectations and plans for the development of ELND005 (AZD103). The milestone payments are assigned a probability based on industry statistics for the successful development of pharmaceutical products. An increase of 10% applied to the probability assumptions would increase the contingent consideration payable by $258,000. Conversely a decrease of 10% applied to the probability assumptions would decrease the contingent consideration payable by $258,000;

(b) The probability adjusted cash flows are discounted at a rate of 24% which is management's best estimate of the Company's cost of capital. An increase of 5% to the discount rate would decrease the contingent consideration payable by $211,913. Conversely, a decrease of 5% to the discount rate would increase the contingent consideration payable by $235,888.

Valuation Allowance for Deferred Income Tax Assets

The Company has not recognized certain future tax assets primarily related to the carry forward of operating losses and qualifying research and development expenses. The Company has determined that it is not probable that these carry forward amounts will be realized based on historical results and estimated future taxable income. The generation of future taxable income or the implementation of tax planning strategies could result in the realization of some or all of the carry forward amounts, which could result in a material change in our net income (loss) through the recovery of deferred income taxes. However, there is no assurance that the Company will be able to record deferred income tax recoveries in the future.

Share Based Payments

When the Company issues stock options, an estimate of fair value is derived for the equity instrument using the Black-Scholes option pricing model. The application of this option pricing model requires management to make assumptions regarding several variables, including the period for which the instrument will be outstanding, the price volatility of the Company's stock over a relevant timeframe, the determination of a relevant risk free interest rate and an assumption regarding the Company's dividend policy in the future. If other assumptions are used, the value derived for the equity instruments could be significantly impacted.

Recognition of Revenue

As a result of the Company's amendment to the collaboration agreement with Elan, the Company has recognized as revenue all amounts that have been received under the contract. The recognition of revenue requires judgment in evaluating the contractual terms and assessing the Company's performance towards meeting the contractual obligations.

5. FINANCIAL RISK MANAGEMENT

5.1 Categories of financial assets and liabilities

All financial instruments are measured at amortized cost except for the contingent consideration payable which is at fair value. The following table outlines the Company's financial instruments, their classification, carrying value and fair value.

Financial Instruments as at June 30, 2012	Classification	Carrying Value ($)	Fair Value ($)
Cash	Loans and receivables	11,955,426	11,955,426
Cash equivalents	Held to maturity	999,655	999,655
Short term investments	Held to maturity	6,057,264	6,057,087
Accounts payable and accrued liabilities	Other liabilities	1,178,915	1,178,915
Contingent consideration payable	Fair value through profit and loss	3,756,331	3,756,331

Financial Instruments as at June 30, 2011	Classification	Carrying Value ($)	Fair Value ($)
Cash	Loans and receivables	12,593,173	12,593,173
Cash equivalents	Held to maturity	4,829,191	4,829,306
Short term investments	Held to maturity	5,038,356	5,038,356
Accounts payable and accrued liabilities	Other liabilities	945,360	945,360
Contingent consideration payable	Fair value through profit and loss	3,756,331	3,756,331

June 30, 2012 *(In Canadian dollars)*

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies; however, considerable judgment is required to develop these estimates. Fair value of cash equivalents and short term investments is determined based on a valuation model that uses daily pricing reports to determine the amount the holder would receive if the instrument were sold on that day. The fair value of the contingent consideration payable is determined using a valuation model as discussed in note 4.

5.2 Financial risk factors

The Company's activities expose it to a variety of financial risks: market risk (including foreign exchange and interest rate risks), credit risk and liquidity risk. Risk management is the responsibility of the Company's finance function which identifies, evaluates and where appropriate, mitigates financial risks.

(a) Market risk

(i) Foreign exchange risk

The Company operates in Canada and has relationships with entities in other countries. Foreign exchange risk arises from purchase transactions, as well as recognized financial assets and liabilities denominated in foreign currencies, mainly the US dollar. The Company does not enter into hedging or other contracts to mitigate its exposure to foreign exchange risk and maintains sufficient US dollars to meet the Company's planned US dollar expenses.

Balances in foreign currencies at June 30, 2012 and 2011 are approximately:

	2012 US$	2011 US$
Cash and cash equivalents	8,392,258	7,134,877
Short term investments	999,740	-
Trade and other payables	(724,901)	(150,049)
	8,663,820	6,984,828

Fluctuations in the US dollar exchange rate could potentially have a significant impact on the Company's results. At June 30, 2012, if the Canadian dollar weakened 10% against the US dollar, with all other variables held constant, comprehensive loss for the year ended June 30, 2012 would have decreased by approximately $388,000. Conversely, if the Canadian dollar strengthened 10% against the US dollar, with all other variables held constant, comprehensive loss for the year ended June 30, 2012 would have increased by approximately $388,000.

(ii) Interest rate risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company's cash and cash equivalents and short term investments which are at a fixed rate of interest and accordingly are not exposed to changes in market interest rates, however, their fair value can vary with the change in market interest rates.

Although the Company monitors market interest rates, the Company's investment policies are designed to maintain safety of principal and provide adequate liquidity to meet all current payment obligations and future planned expenditures. The Company does not speculate on interest rates and holds all deposits until their date of maturity.

Interest income from cash, cash equivalents and short term investments was $152,971 for the year ended June 30, 2012 (2011 - $201,085).

(b) Credit risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations.

The Company's exposure to credit risk at the period end is the carrying value of its cash and cash equivalents, short term investments and trade and other receivables.

The Company manages credit risk by maintaining bank accounts with Schedule 1 banks and investing in cash and cash equivalents with maturities less than 90 days and ratings of R-1 or higher. Short term investments consist of bankers' acceptances and other debentures maturing in less than 12 months and ratings of R-1 or higher. At June 30, 2012, cash and cash equivalents and short term investments are spread amongst three Canadian financial institutions. The Company mitigates other credit risk by entering into long-term revenue agreements with companies that are well-funded and represent a low risk of default. The Company currently does not have an allowance against trade and other receivables and there are no amounts past due.

(c) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due.

The Company's investment policies are designed to maintain safety of principal and provide sufficient readily available cash in order to meet liquidity requirements. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. All cash and cash equivalents and short term investments have maturities less than one year.

At June 30, 2012 the Company's financial liabilities which include trade and other payables are current and are expected to be repaid within 1 to 3 months of the period end date.

The contingent consideration payable is expected to be paid as follows:

Fiscal year ending June 30, 2013	$2,847,759
Fiscal year ending June 30, 2015	$8,068,760

5.3 Capital risk management

The Company's primary objective when managing capital is to ensure its ability to continue as a going concern in order to pursue the development of its drug candidates and the out-license of these drug candidates to pharmaceutical companies. The Company attempts to maximize return to shareholders by minimizing shareholder dilution and, when possible, utilizing non-dilutive funding arrangements such as interest income and collaborative partnership arrangements.

The Company includes equity comprised of issued share capital, contributed surplus and deficit in the definition of capital. The Company has financed its capital requirements primarily through share issuances since inception and collaborative partnership agreements.

June 30, 2012 *(In Canadian dollars)*

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and risk characteristics of the underlying assets. The Company monitors its cash requirements and market conditions to anticipate the timing of requiring additional capital to finance the development of its drug candidates. The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital management strategy during the year ended June 30, 2012 from the year ended June 30, 2011.

The Company's current cash projection indicates that the current cash resources should enable the Company to execute its core business plan and meet its projected cash requirements beyond the next 12 months. However, the Company's working capital may not be sufficient to meet its stated business objectives in the event of unforeseen circumstances or a change in the strategic direction of the Company. When, or if, the Company requires additional capital, there can be no assurance that the Company will be able to obtain further financing on favourable terms, if at all.

6. CASH AND CASH EQUIVALENTS AND SHORT TERM INVESTMENTS

The Company's cash equivalents are invested in bankers' acceptances and other short-term instruments with a rating of R-1 or higher and maturities less than 90 days at the date of purchase.

Short term investments consist of medium term note debentures totaling $6,057,264 at June 30, 2012 [June 30, 2011 – $5,038,356] with ratings of R1 or higher and maturity dates between July 5, 2012 and November 23, 2012. There were no gains or losses realized on the disposal of the short term investments in 2012 and 2011, as all the financial assets were held to their redemption date. The maximum exposure to credit risk at the reporting date is the carrying amount of short term investments.

Cash and cash equivalents consist of the following:

	June 30, 2012 $	June 30, 2011 $	July 1, 2010 $
Cash	**11,955,426**	12,593,173	11,505,222
Cash equivalents	**999,655**	4,829,191	5,064,811
	12,955,081	17,422,364	16,570,033

7. INTANGIBLE ASSETS

Intangible assets consist of the following:

	Technology acquired (ELND005 [AZD-103]) $	Patents $	NMX Compounts acquired (TT-301/302) $	Lilly Licenses acquired (TT-401/402) $	Total $
As at July 1, 2011					
Cost	20,547,993	386,000	11,085,259	1,055,900	33,075,152
Accumulated amortization and impairment	(10,513,849)	(386,000)	(3,061,382)	(70,835)	(14,032,066)
Net book value	10,034,144	-	8,023,877	985,065	19,043,086
As at June 30, 2012					
Cost	20,547,993	386,000	11,085,259	1,055,900	33,075,152
Accumulated amortization and impairment	(11,501,321)	(386,000)	(3,800,410)	(123,631)	(15,811,362)
Net book value June 30, 2012	9,046,672	-	7,284,849	932,269	17,263,790
Period ended June 30, 2012					
Opening net book value	10,034,144	-	8,023,877	985,065	19,043,086
Amortization charge	(987,472)	-	(739,028)	(52,796)	(1,779,342)
Net book value June 30, 2012	9,046,672	-	7,284,849	932,269	17,263,790

	Technology acquired (ELND005 [AZD-103]) $	Patents $	Compounts acquired (TT-301/302) $	Licenses acquired (TT-401/402) $	Total $
As at July 1, 2010					
Cost	20,547,993	386,000	11,085,259	1,055,900	33,075,152
Accumulated amortization and impairment	(9,273,757)	(366,000)	(2,322,354)	(18,039)	(11,980,150)
Net book value	11,274,236	20,000	8,762,905	1,037,861	21,095,002
As at June 30, 2011					
Cost	20,547,993	386,000	11,085,259	1,055,900	33,075,152
Accumulated amortization and impairment	(10,513,849)	(386,000)	(3,061,382)	(70,835)	(14,032,066)
Net book value June 30, 2011	10,034,144	-	8,023,877	985,065	19,043,086
Year ended June 30, 2011					
Opening net book value	11,274,236	20,000	8,762,905	1,037,861	21,095,002
Amortization charge	(1,240,092)	(20,000)	(739,028)	(52,796)	(2,051,916)
Net book value June 30, 2011	10,034,144	-	8,023,877	985,065	19,043,086

June 30, 2012 *(In Canadian dollars)*

The amortization and impairment charges of all intangible assets relates to the research and development efforts of the Company and has therefore been included in the "research and development" line in the consolidated statement of comprehensive loss.

8. TRADE AND OTHER PAYABLES

Trade and other payables consist of the following:

	June 30, 2012 $	June 30, 2011 $	July 1, 2010 $
Trade payables	-	5,840	-
Due to Elan	-	-	833,933
Accrued expenses	1,178,915	939,520	1,236,470
	1,178,915	945,360	2,090,403

9. GLOBAL COLLABORATION AGREEMENT WITH ELAN PHARMA INTERNATIONAL LIMITED

On September 25, 2006, Elan and the Company entered into an exclusive, worldwide collaboration agreement for the joint development and commercialization of the Company's novel therapeutic agent, ELND005 (AZD 103), for the treatment of Alzheimer's disease.

Under the terms of the agreement, the Company received up-front payments of US$15 million: US$7.5 million in calendar 2006 and the remaining US$7.5 million in calendar 2007. In addition, the Company was eligible to receive milestone payments of up to US$185 million of which US$5 million was received during fiscal 2008.

On December 27, 2010, Transition and Elan mutually agreed to modify their collaboration agreement for the development and commercialization of ELND005 (AZD-103). Under the terms of the modification, in lieu of the contractually required initiation of Phase III milestone payment of US$15 million, Transition received from Elan a payment of US$9 million and will be eligible to receive a US$11 million payment upon the commencement of the next ELND005 (AZD-103) clinical trial. As per the terms of the original agreement, Transition is also eligible to receive up to an aggregate of US$93 million in additional regulatory and commercial launch related milestone payments plus tiered royalties ranging from 8% to 15% based on net sales of ELND005 (AZD-103) should the drug receive the necessary regulatory approvals for commercialization.

As the agreement is now a royalty arrangement, Transition is no longer obligated to fund the development or commercialization of ELND005 (AZD-103) and has relinquished its 30% ownership of ELND005 (AZD-103) to Elan. In light of the amendments to the collaboration agreement, the Company no longer has any funding obligations to Elan for the development of ELND005 (AZD-103).

During the comparative year ended June 30, 2011, the Company recognized revenue of $10,251,394 and related costs of $1,299.994.

10. LICENSING AND COLLABORATION AGREEMENT WITH ELI LILLY AND COMPANY

On March 3, 2010, Transition and Eli Lilly and Company ("Lilly") entered into a licensing and collaboration agreement granting Transition the rights to a series of preclinical compounds in the area of diabetes. Under the licensing and collaboration agreement, Transition will receive exclusive worldwide rights to develop and potentially commercialize a class of compounds that, in preclinical models showed potential to provide glycemic control and other beneficial effects including weight loss.

Under the terms of the agreement, Lilly received an up-front payment of US$1 million and will retain the option to reacquire the rights to the compounds at a later date. Lilly will retain this option up until the end of Phase II. If Lilly exercises these rights, Transition would be eligible to receive milestone payments of up to US$250 million and up to low double digit royalties on sales of products containing such compounds should such products be successfully commercialized. If Lilly does not exercise these rights, Lilly would be eligible for low single digit royalties from Transition on sales of products containing such compounds should such products be successfully commercialized.

The up-front payment of $1,055,900 (US$1 million) has been capitalized as a license acquired from Lilly and will be amortized over 20 years which represents the estimated remaining life of the underlying compounds and patents.

11. CONTINGENT CONSIDERATION PAYABLE

Under the terms of the ENI step-acquisition agreement, the Company is committed to pay the former shareholders of ENI contingent clinical milestones potentially totaling $10.9 million payable in cash or Transition common shares at the then market price and a royalty of up to 1% on net sales of the ELND005 (AZD-103) product.

At July 1, 2010, upon adoption of IFRS, an amount of $3,081,500 was recognized as contingent consideration payable based on management's estimates. During the years ended June 30, 2012 and June 30, 2011, no contingent consideration was paid. The change in the fair value for the year ended June 30, 2012 and June 30, 2011, was nil and $674,831 respectively.

Significant assumptions and the sensitivity of changes to these assumptions are discussed in Note 4.

June 30, 2012 *(In Canadian dollars)*

12. SHARE CAPITAL

[a] Authorized

At June 30, 2012, the authorized share capital of the Company consists of an unlimited number of no par value common shares. The common shares are voting and are entitled to dividends if, as and when declared by the board of directors.

[b] Common shares issued and outstanding during the period

On November 22, 2011, the Company announced the closing of its private placement financing issuing 3,703,703 common shares at a price of US$1.35 per share, raising gross proceeds of $5,095,000 (US$5,000,000). The Company incurred total share issuance costs of $259,000, resulting in net cash proceeds of approximately $4,836,000.

At June 30, 2012, there were 26,921,302 common shares issued and outstanding.

[c] Stock Options

Stock options	#	$	Weighed Average Exercise Price $
Stock options outstanding, July 1, 2011	**1,549,101**	**3,179,327**	**5.57**
Stock options issued [i]	**744,000**	**-**	**2.10**
Stock options expired [iii]	**(215,222)**	**(1,113,837)**	**5.18**
Stock options forfeited or cancelled [iv]	**(127,960)**	**(214,000)**	**6.01**
Stock based compensation expense	**-**	**1,125,542**	**-**
Stock options outstanding, June 30, 2012	**1,949,919**	**2,977,032**	**4.10**

Stock options	#	$	Weighed Average Exercise Price $
Stock options outstanding, July 1, 2010	2,070,127	9,228,319	10.80
Stock options issued [i]	792,000	-	3.28
Stock options expired [iii]	(245,321)	(1,208,532)	7.45
Stock options forfeited or cancelled [iii]	(1,067,705)	(5,831,674)	13.58
Stock based compensation expense	-	991,214	-
Stock options outstanding, June 30, 2011	1,549,101	3,179,327	5.57

[i] The fair value of the stock options issued during the year ended June 30, 2012 was $1,091,648 [year ended June 30, 2011 - $1,868,700].

[ii] During the years ended June 30, 2012 and 2011, no stock options were exercised.

[iii] During the year ended June 30, 2012, 215,222 stock options expired unexercised. These stock options had a fair value of $1,113,837 which has been reclassified to contributed surplus. In the year ended June 30, 2011, 245,321 stock options expired unexercised. These expired stock options had a fair value of $1,208,532 which has been reclassified to contributed surplus.

[iv] During the year ended June 30, 2012, 127,960 stock options were forfeited or cancelled, of which 34,195 were fully vested. The vested options had a fair value of $214,000 which has been reclassified to contributed surplus. In the year ended June 30, 2011, the Company's management team voluntarily forfeited 1,060,555 options: 799,453 of these options were vested and the remaining 261,102 were unvested. These forfeited options had a fair value of $5,831,674. The unrecognized compensation expense at the date of forfeiture related to the 261,102 unvested options is included in the stock based compensation expense for the year ended June 30, 2011. During fiscal 2011 an additional 7,150 options were forfeited. These options had a fair value of $40,545 and were unvested at the date of forfeit.

[v] The maximum possible cash proceeds to the Company from the exercise of the stock options outstanding at June 30, 2012 are $7,991,811 [June 30, 2011 - $8,621,765].

13. STOCK-BASED COMPENSATION PLANS

The Company's stock option plan is designed to attract and retain key individuals and recognize individual and overall corporate performance. In terms of performance, the Company's policy is to establish annual goals with respect to business strategy and the individual's area of direct responsibility. The Company grants options to its employees at the time when they join the organization and then subsequent grants are issued at the discretion of the Board of Directors. Grants issued are based on the level of the position that the employee is hired for and their overall experience and subsequent grants are based on the level of position, the Company's performance, and the employee's performance. Stock option grants are approved by the Board of Directors. The Board of Directors considers the amount and the terms of outstanding options when determining whether and how many new option grants will be made.

Options granted to employees generally vest monthly or annually over a 3 to 4 year period, provided that the employee is employed by the Company for 6 months. The exercise price of the options is equal to the greater of (1) the closing price the day prior to the grant; (2) the weighted average trading price for five trading days prior to grant; and (3) the price determined by the Board of Directors at the time of the grant. All grants expire 10 years after the grant date or generally terminate 3 to 6 months after the employee leaves the Company depending on the circumstances of their departure.

The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model. The expected volatilities have been computed based on trailing 4 year historical share price trading data of week ending closing prices. The risk-free rate is based on the average of 3 year and 5 year Government of Canada marketable bond rates in effect at the time of the grants. The expected life of the option is estimated to be 8 years based on historical option exercising patterns.

In November 1999, the Company established a Stock Option Plan [the "Plan"] for the directors, officers, employees, members of the Scientific Advisory Board and consultants of the Company or of subsidiaries of the Company in order to secure for the Company and its shareholders the benefit of an incentive interest in share ownership by participants under the Plan. The Plan is administered by the Board of Directors of the Company.

In December 2005, the shareholders voted to amend the stock option plan of the Company to change the maximum number of common shares available for issuance under the stock option plan from a fixed number to a rolling number equal to 10% of the then issued and outstanding common shares of the Company, from time to time.

In December 2008, the shareholders voted to approve and reaffirm the unallocated options under the plan as required

June 30, 2012 *(In Canadian dollars)*

every three years and also voted to amend the stock option plan of the Company to (i) extend the time for exercising an option if the expiry date is during a Black-Out Period, and (ii) include amending procedures that specify which Stock Option Plan changes require shareholder approval.

During fiscal 2011, the Board of Directors amended the Stock Option Plan so that all options granted after December 7, 2010 expire in 10 years. Options granted prior to this date expire in 5 years.

All stock options granted under the Plan must be exercised within a maximum period of ten years following the grant date thereof. The maximum number of common shares that may be issued pursuant to stock options granted under the Plan shall not exceed 10% of the issued and outstanding common shares. As at June 30, 2012, there are 742,211 options available for issuance under the Plan. The maximum number of common shares that may be issued to any individual pursuant to stock options granted under the Plan will not exceed 5% of the outstanding common shares and the total number of common shares that may be issued to consultants pursuant to stock options granted under the Plan will not exceed 2% of the issued and outstanding common shares in any twelve month period. The vesting period is determined at the time of each option grant but must not exceed five years.

A summary of options outstanding as at June 30, 2012 under the plans are presented below:

	Outstanding			Exercisable		
Range of exercise prices $	Number of options #	Weighed average remaining contractual life [years]	Weighed average exercise price $	Number of options #	Weighed average remaining contractual life [years]	Weighed average exercise price $
2.09-3.00	**804,000**	**9.86**	**2.17**	**48,922**	**9.36**	**2.65**
3.22-4.15	**897,999**	**5.78**	**3.51**	**511,315**	**4.70**	**3.61**
11.55-13.00	**97,000**	**0.72**	**12.97**	**97,000**	**0.72**	**12.97**
13.50-15.48	**113,920**	**0.73**	**14.17**	**113,920**	**0.73**	**14.17**
	1,949,919			**811,277**		

A summary of options outstanding as at June 30, 2011 under the plans are presented below:

	Outstanding			Exercisable		
Range of exercise prices $	Number of options #	Weighed average remaining contractual life [years]	Weighed average exercise price $	Number of options #	Weighed average remaining contractual life [years]	Weighed average exercise price $
3.00-7.65	1,270,404	5.98	3.75	416,643	2.14	4.51
8.51-12.78	13,812	1.61	11.02	12,704	1.61	11.01
13.00-14.58	197,662	1.85	13.37	174,618	1.84	13.37
15.48-18.00	67,223	0.95	15.82	67,223	0.95	15.82
	1,549,101			671,188		

For the year ended June 30, 2012, total stock based compensation expense was $1,125,542 [2011 - $991,214], split between general and administrative expense of $777,797 [2011 - $541,189] and research and development of $347,745 [2011 - $450,025].

The fair value of options granted during fiscal 2012 is $1,091,648 [2011 - $1,868,700]. The fair value of the options at the date of grant for the year ended June 30, 2012 was estimated using the Black-Scholes option pricing model based on the following assumptions: expected option life of 8 years [2011 - 4 years for options granted prior to December 7, 2010, 8 year life for options granted thereafter], volatility between 0.731 and 0.733 [2011 – between 0.778 and 0.840] risk free interest rate of 1.52% [2011 – between 2.29% and 2.95%] and a dividend yield of 0% [2011 - 0%].

The weighted average grant date fair value of options granted during the year ended June 30, 2012 was $1.47 [2011 - $2.36].

As at June 30, 2012 and 2011, total compensation cost related to non-vested awards not yet recognized is $1,372,169 and $2,132,284, respectively. The weighted average period over which it is expected to be recognized is 33 and 38 months respectively.

For fiscal 2012, the weighted average exercise price and the weighted average remaining contractual life of the outstanding stock options are $4.10 and 6.84 years [2011 - $5.57 and 5.2 years]. The weighted average exercise price and the weighted average remaining contractual life of the exercisable stock options are $6.19 and 3.82 years [2011 - $8.07 and 1.93 years].

The intrinsic value of options exercised during fiscal 2012 is nil [2011 - nil] and the intrinsic value of options granted for fiscal 2012 and 2011 is nil.

14. INCOME TAXES

[a] As at June 30, 2012, the Company has total Canadian non-capital losses of approximately $62,095,000 [2011- $54,200,000] available for carryforward. The non-capital losses will begin to expire as follows:

	$
2014	2,513,000
2015	3,407,000
2026	4,547,000
2027	5,239,000
2028	4,470,000
2029	14,072,000
2030	14,525,000
2031	5,677,000
2032	7,645,000
	62,095,000

As at June 30, 2012, the Company also has approximately $35,645,000 [2011 - $34,132,000] in Canadian scientific research and experimental development expenditures which can be carried forward indefinitely to reduce future years' taxable income. During fiscal 2012 the Company recorded $299,142 [2011 - $284,281] of refundable

June 30, 2012 *(In Canadian dollars)*

provincial ITCs which was recorded as a reduction to research and development, net. The Company has approximately $7,973,000 [2011 - $7,720,000] in federal ITCs and $628,000 [2011 - $543,000] of non-refundable Ontario Research Development Tax Credits that can be carried forward for up to twenty years and used to reduce the Company's taxes payable.

[b] Significant components of the Company's unrecognized deferred tax assets and deferred tax liabilities are as follows:

	2012 $	2011 $
Deferred tax assets not recognized		
Capital and intangible assets	2,076,426	1,910,797
Non-capital loss carryforwards	13,735,146	10,453,489
Canadian scientific research and experimental development expenditures	9,445,807	8,533,047
Investment tax credits	7,024,663	6,929,000
Contingent consideration payable	995,428	939,083
Financing and share issuance costs	60,282	59,910
Loss on disposal of SCT shares	33,681	33,681
Total deferred tax assets not recognized	33,371,433	28,859,007
Deferred tax assets and liabilities		
Intangible assets	(2,737,721)	(3,085,405)
Leasehold inducement	(9,088)	(11,432)
Non-capital loss carryforwards	2,746,809	3,096,837
Net deferred tax liability	-	-

[c] The reconciliation of income tax attributable to continuing operations computed at the statutory tax rates to income tax recovery is as follows:

	2012 $	2011 $
Tax recovery at combined federal and provincial rates of 27.25% (2011 – 29.25%)	(3,343,532)	(1,664,212)
Non-deductible permanent differences: Stock-based compensation	306,710	726,262
Other permanent and non-deductible items	5,151	10,705
Change in future tax rates	(1,220,582)	-
Deferred tax assets (recognized) not recognized for accounting	4,252,253	927,245
	-	-

15. EXPENSES BY NATURE

	2012 $	2011 $
Research and development		
Clinical trials and manufacturing	**4,448,928**	3,934,091
Amortization	**1,810,101**	2,075,147
Salaries and benefits	**1,495,214**	1,977,344
Stock compensation expense	**347,745**	450,025
Facility lease costs and utilities	**208,083**	142,062
Insurance	**92,189**	89,202
General laboratory supplies and materials	**95,607**	110,385
Ontario investment tax credits	**(299,142)**	(284,281)
	8,198,725	8,493,975
Selling, general and administrative expenses		
Salaries and benefits	**1,819,449**	2,220,119
Professional fees and services	**693,209**	857,070
Insurance	**267,208**	441,400
Stock compensation expense	**777,797**	541,189
Facility lease costs and utilities	**178,959**	414,675
Business development, corporate communication and investor relations	**383,287**	296,751
Regulatory and stock transfer fees	**84,162**	136,159
Office and related expenses	**178,814**	269,223
Amortization	**24,395**	31,731
	4,407,280	5,208,317

Cost of sales are amounts paid to Elan in respect of the Company's share of the development costs incurred in the period.

June 30, 2012 *(In Canadian dollars)*

16. EARNINGS (LOSS) PER SHARE

Basic and diluted loss per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of common shares outstanding during the year. The outstanding options to purchase common shares of 1,949,919 [June 30, 2011 – 1,549,101] are not included in the calculation of diluted earnings per share as the effect is anti-dilutive due to the losses incurred in the period. For the year ended June 30, 2012 and 2011, 79,908 contingently returnable common shares were excluded from the basic and diluted net loss per common share calculation. The contingently returnable common shares relate to employment contracts and will be released from escrow based on the achievement of certain corporate milestones.

	2012 **$**	2011 $
Loss attributable to equity holders of the Company	**(12,269,845)**	(5,689,613)
Weighted average number of common shares outstanding	**25,384,199**	23,137,691

17. CONTINGENCIES AND COMMITMENTS

[a] As at June 30, 2012, the Company is committed to aggregate expenditures of $4,000 [2011 -$9,000] under its collaboration agreements. In addition, at June 30, 2012, the Company is committed to aggregate expenditures of approximately $2,654,000 [2011 - $1,231,000] for clinical and toxicity studies to be completed during fiscal 2013, approximately $711,000 [2011 - $598,000] for manufacturing agreements and approximately $8,000 for consulting and other agreements [2011 – $128,000].

[b] The Company leases premises under an operating lease which originally expired on June 30, 2011 but the Company has elected to extend to 2015. In addition, the Company leases photocopiers under operating leases that expire on various dates to March, 2012. Future minimum annual lease payments under these operating leases, in aggregate and over the next five years are as follows:

	$
2013	171,654
2014	158,666
2015	131,763
2016	-
2017	-
	462,083

During the year, the rental expense for the various premises under operating leases was $384,115 [2011 - $550,314].

[c] The following commitments are associated with Waratah:

[i] ELND005 (AZD 103) Technology License:

The Company has a worldwide exclusive license to intellectual property relating to ELND005 (AZD 103) with the inventor, an Alzheimer's disease researcher at the University of Toronto. Under the agreement, the inventor may receive milestone payments of up to $150,000. For therapeutic products, a royalty of 2.5% will be due on the first $100,000,000 of revenues received by the Company and 1.5% of revenues thereafter. For diagnostic products, a royalty of 10% will be due on the first $100,000,000 of revenues received by the Company and 7% of revenues thereafter. Also, the inventor may receive up to $25,000 for additional patent applications under this license. The agreement remains in force until the expiration of the last to expire patent.

In addition, under the terms of the ENI step-acquisition agreement, the Company is committed to pay the former shareholders of ENI contingent clinical milestones potentially totaling $10.9 million payable in cash or Transition common shares at the then market price and a royalty of up to 1% on net sales of ELND005 (AZD-103) product.

[ii] NeuroMedix Technology License:

The Company has a worldwide exclusive license to intellectual property relating to the compounds acquired from NeuroMedix which were in-licensed from Northwestern University. Under the Agreement, Northwestern University may receive milestone payments up to US$1.3 million. In addition, Northwestern will receive 1-2% royalties on product sales and royalties of 3-6% on fees received by the Company from sublicensing the technology. On an annual basis, Northwestern University is paid an annual license fee of US$10,000 which is due every year until the launch of a licensed product. After the launch of a licensed product the minimum annual royalty is US$25,000 in the first year and US$50,000 thereafter, which is creditable against any royalties paid that year.

18. CHANGE IN WORKING CAPITAL

The change in working capital consists of the following:

	2012 $	2011 $
Trade and other receivables	**111,819**	(29,976)
Investment tax credits receivable	**126,673**	(162,311)
Prepaid expenses and deposits	**434,714**	(201,782)
Trade and other payables	**233,555**	(1,145,043)
	906,761	(1,539,112)

June 30, 2012 *(In Canadian dollars)*

19. RELATED PARTY TRANSACTIONS

Key management compensation

Key management includes the Company's directors, and members of the senior management team. The compensation paid or payable to key management for employee services is show below:

	2012 $	2011 $
Salaries and other short-term employee benefits	**1,391,281**	1,803,520
Termination benefits	**286,761**	-
Stock-compensation expenses	**1,018,174**	889,070
	2,696,216	2,692,590

In June, 2011, the Company entered into a consulting agreement with P&S Global Ventures ("P&S"), a company that is controlled by a Director of the Company. Total fees and disbursements charged by P&S during the year ended June 30, 2012 were $72,523 and are included in general and administrative expenses (June 30, 2011 - $24,195). The balance owing at June 30, 2012 is nil.

During fiscal 2012, the Company paid legal fees to a law firm where the Company's Secretary is a partner and to a corporation controlled by the Company's Secretary. Total fees and disbursements charged to the Company by these companies was $3,783 [2011 – nil] and are included in general and administrative expenses. The balance owing at June 30, 2012 is $658.00 and 2011 is nil.

These transactions occurred in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

During the year ended June 30, 2012, the President and Chief Financial Officer left the Company, which resulted in a termination payment of $286,761 in the second quarter of fiscal 2012.

20. GUARANTEES

The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. The Company has acquired and maintains liability insurance for its directors and officers.

21. SEGMENT DISCLOSURE

The Company operates in one operating segment, the research and development of therapeutic agents, and operates in Canada. All revenues recognized during the comparative year ended June 30, 2011 are from one partner, Elan Pharma International Limited, a company based in Ireland.

22. SUBSEQUENT EVENT

On August 30, 2012, the Company announced that its licensing partner Elan has commenced a Phase 2 study of oral ELND005 (AZD-103) as an adjunctive maintenance treatment in patients with Bipolar 1 Disorder. Under the terms of the amended agreement with Elan, dosing of the first patient in another clinical trial of ELND005 (AZD-103) triggers the milestone payment of a US$11 million. The Company expects to receive the US$11million during the three-month period ending September 30, 2012 and the amount will be recognized as revenue upon receipt.

Transition Therapeutics Inc.

220 - 101 College Street,
Toronto, Ontario, Canada M5G 1L7
T. 1-416-260-7770
www.transitiontherapeutics.com

ELND005 for Bipolar Disorder

MOOD-STABILIZING EFFECTS OF ELND005 TO HELP BIPOLAR PATIENTS

ELND005 reduces myo-inositol levels in the brain, which are found elevated and correlated with abnormal cell signaling and clinical symptoms in bipolar patients.

Bipolar disorder (BPD), also known as manic depression, is a lifelong recurrent condition that causes dramatic shifts in mood, energy, thinking and behavior. The cycles of mood swings can be from the highs of great excitement, euphoria, delusions, and overactivity (mania) on one extreme to the lows of devastating depression on the other.

The most severe form of BPD is bipolar I disorder (BPD I), characterized by one or more manic episodes or mixed episodes and, often, one or more major depression. These mood episodes may last for several weeks or months, affecting patient's ability to function. BPD I is also associated with increased cardiovascular morbidity and suicide risk. It is estimated approximately 3.5 million adults in the U.S. and E.U. suffer from BPD.

Currently available treatments for BPD include mood stabilizers, such as lithium (the "gold standard" treatment) and valproic acid (an anticonvulsant used to treat epilepsy), that help control the highs and lows of the disease. Studies have suggested these drugs may act by lowering the brain levels of an important cell signaling molecule, called *myo*-inositol, which is commonly found elevated in BPD patients and associated with bipolar symptoms.

ELND005 (*scyllo*-inositol) shares the *myo*-inositol-lowering mechanism with the above mentioned therapies. In clinical studies, ELND005 has been shown to reduce *myo*-inositol levels in the brain by approximately 45% (compared to 20~30% reduction in *myo*-inositol levels generally associated with lithium and valproic acid). In line with the *myo*-inositol lowering effects, the mood stabilizing effects of ELND005 have been clinically demonstrated in patients with Alzheimer's disease. During the 78-week treatment period in the study, the active group treated with ELND005 had lower incidences of new depression and anxiety compared to the placebo patients (*see graph*).

These findings support clinical development of ELND005 in BPD. Moreover, the favorable safety and tolerability profile of ELND005 at effective doses, established from multiple clinical studies, provides an additional advantage over the currently marketed bipolar drugs which tend to have unpleasant side effects such as weight gain, thyroid problems, nausea, vertigo, hypersensitivity, drowsiness, etc. Thus, as a therapy, ELND005 has the potential to provide similar or superior efficacy and an improved safety profile over the bipolar drugs currently available on the market.

PHASE II STUDY IN BIPOLAR DISORDER

- A prospective, double-blind, placebo-controlled, safety and efficacy study of oral ELND005 as an adjunctive maintenance treatment in 400 patients with BPD I
- Initiated in August 2012
- ELND005 vs. placebo in patients on lamotrigine or valproic acid
- Primary outcome measure: time to recurrence of any mood episode
- Study performed by licensing partner, Elan

ELND005 reduces *myo*-inositol levels in the brain by approximately 45% from baseline



100
80
60
40
20
0
myo-inositol levels*
100%
45%
55%
Baseline
ELND005 treatment

* Expressed as percentage of baseline myo-inositol levels

ELND005 reduces emergence of new depression and anxiety in mild AD patients during 78-week treatment period



40
30
20
10
0
% Patients
41%
21%
Depression
30
20
10
0
32%
14%
Anxiety
Placebo (N=44)
ELND005 (N=43)

ELND005 PARTNERED WITH ELAN

- Total deal upfront and milestone payments of up to US$133M ($40M received to date)
- Tiered royalties ranging from 8% to 15% based on net sales for all indications
- 10% of sub-licensing income
- Elan responsible for all costs and clinical development

TT401 for Type 2 Diabetes / Obesity

NEXT GENERATION GLP-1 THERAPY TO PROVIDE ADDITIONAL BENEFITS

Transition's TT401 targets the GLP-1 receptor and a second therapeutic receptor, potentially providing better outcomes for type 2 diabetes and obese patients.


TT401 provides effective glucose control comparable to GLP-1
300
200
100
0
Blood glucose (mg/dL)
Control
GLP-1
TT401
0
30
60
120
Post IP glucose (min)

The fastest growing segment of the diabetes therapeutic market is the glucagon-like-peptide-1 (GLP-1) agonist drug class. GLP-1 is a gut hormone secreted after meals and plays an important role in regulating blood glucose. Unlike conventional diabetes drugs, GLP-1 agonists provide effective glucose control in diabetes patients without the risk of hypo-glycemia. In addition, patients on GLP-1 therapy experience marginal weight loss, in contrast to some of the other diabetes drugs that cause weight gain.


TT401 enhances body weight reduction compared to GLP-1
10
0
-10
-20
-30
Change in body weight (%)
Control
GLP-1
TT401
0
9
18
27
Treatment day

Obesity is considered to be the primary cause of type 2 diabetes (DM II) in people who are genetically predisposed to the disease. Thus, weight management is an important clinical objective for treating DM II patients as well as obese people.

TT401 is a GLP-1 dual agonist which targets both the GLP-1 and glucagon receptors. These receptors play integral roles in regulating appetite, food intake, satiety and energy utilization in the body. In preclinical studies, TT401 has been shown to effectively regulate blood glucose that is comparable to GLP-1 agonists. However, the distinctive advantages of TT401 over GLP-1 agonists were the greater reduction in body weight and improved lipid profile in the blood.

In clinical studies, TT401 has shown an acceptable safety and tolerability profile as well as the expected pharmacological effects on glucose and other pharmacodynamic markers in non-diabetic obese subjects. TT401 is currently undergoing a proof-of-concept study in obese diabetic patients that is expected to end in H1, 2013.

KEY ADVANTAGES OF TT401

- A selective agonist on both GLP-1 and glucagon receptors
- Provides glucose control comparable to GLP-1-alone therapies
- Greater reduction in body weight vs. GLP-1-alone therapies
- Improves lipid profile
- Once weekly dosing vs. once or twice daily (Byetta®, Victoza®)

TT401 IN PARTNERSHIP WITH ELI LILLY

- Transition to develop TT401 up to end of Phase II
- Transition to receive development milestones up to $250M
- Transition to receive commercial royalties up to low double digit

CORPORATE PROFILE

Common stock: **TTHI** on NASDAQ and **TTH** on TSX
Market cap: **$57M** (Oct 15, 2012)
Shares outstanding: **28.9M** (fully diluted)
Cash and STI: **$27M** (Oct 15, 2012)
Debt: **$0**

MANAGEMENT

Dr. Tony Cruz CEO and Chairman
Nicole Rusaw George Chief Financial Officer
Dr. Aleksandra Pastrak VP Clinical Dev. & Med. Officer
Carl Damiani VP Business Development
Dr. Bruce Connop VP Non-Clinical & Pharma. Dev.

CONTACT INFORMATION

101 College Street, Suite 220
Toronto, Ontario, Canada M5G 1L7
Tel) 1-416-260-7770
eMail) info@transitiontherapeutics.com
Internet) www.transitiontherapeutics.com